Exhibit 10.3

STOCK PURCHASE AGREEMENT

BY AND AMONG

BWAY CORPORATION,

LINPAC FINANCE LIMITED

AND

LINPAC GROUP LIMITED

DATED AS OF NOVEMBER 30, 2012

I

(continued)

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER		25

5.1	Organization; Authority; Execution and Delivery; Enforceability	25
5.2	Consents and Approvals	25
5.3	Litigation	25
5.4	Purchase for Investment.	26
5.5	Financial Ability	26
5.6	Solvency	26
5.7	Brokers, Finders and Investment Bankers	26
5.8	Independent Investigation; No Reliance	26

ARTICLE VI. COVENANTS		27

6.1	Conduct of the Business	27
6.2	Best Efforts	30
6.3	Governmental Filings	30
6.4	Fees and Expenses	31
6.5	No Solicitation	31
6.6	Access to Infonnation	31
6.7	Restructuring	32
6.8	Financing	32
6.9	Confidentiality	32
6.10	Public Announcements	33
6.11	Access to Books and Records	33
6.12	TaxMatters	34
6.13	Employee Matters	40
6.14	Non-Competition and Non-Solicitation	40
6.15	Cooperation with Financing	41
6.16	Release	43
6.17	Intercompany Arrangements; Guarantees	43
6.18	Notice of Certain Matters	44
6.19	[Intentionally Omitted]	44
6.20	Letter of Credit.	44
6.21	Holdings Consent.	44
6.22	Auditor Cooperation	45
6.23	Website Transfer	45
6.24	Assignment of Patents	46
6.25	Cooperation Regarding Preparation of Financial Statements	46

ARTICLE VII. CONDITIONS TO CLOSING		46

7.1	Conditions to Each Party’s Obligations	46
7.2	Condition to Obligations of Buyer.	48
7.3	Conditions to Obligations of Seller	48

II

(continued)

LIST OF SCHEDULES AND EXHIBITS

EXHIBITS

Exhibit 1.l(a)	Restructuring
Exhibit 1.l(a)(6)	Amendment to Articles of Ropak Canada Inc.
Exhibit 1.l(c)	Escrow Agreement
Exhibit 2.3	Closing Date Statement
Exhibit 2.4(c)	Payoff Letter
Exhibit 3.2(c)	Intellectual Property License Agreement

SCHEDULES

Schedule 1.l	Definitions
Schedule 1.l(a)	Exceptions to UK GAAP
Schedule 1.l(b)	Deposits Corporate
Schedule 1.l(c)	Example Calculation of Net Working Capital
Schedule 1.l(d)	Title Insurance Policies
Schedule 1.l(e)	Additional Permitted Liens
Schedule 1.l(f)	Management Incentive Payments
Schedule 1.1(g)	Tax Refunds Included in Net Working Capital
Schedule 3.2(e)	Liens to be Released at or Prior to Closing
Schedule 4.2(a)	Capitalization -Ropak Holdings
Schedule 4.2(b)	Capitalization - Operating Companies
Schedule 4.3	Consents and Approvals
Schedule 4.4(a)(i)	Financial Statements; Undisclosed Liabilities
Schedule 4.4(a)(ii)	Exceptions to Audited Financial Statements
Schedule 4.5(a)	Real Property
Schedule 4.6	Personal Property
Schedule 4.7(a)	Registered Intellectual Property Rights
Schedule 4.7(b)	Abandoned and Expired Intellectual Property Rights
Schedule 4.7(c)	Ownership of Intellectual Property Rights
Schedule 4.7(e)	Actions Respecting Ownership of Intellectual Property Rights
Schedule 4.7(f)	Misappropriations, Violations or Infringement of Intellectual
Property Rights
Schedule 4.7(h)	Degradation of Infom1ation Technology and Manufacturing Systems
Schedule 4.8	Litigation
Schedule 4.9(a)	Employee Benefit Plans
Schedule 4.9(d)	Actions or Claims
Schedule 4.9(f)	Payment Triggers
Section 4.9(h)	409A Compliance
Schedule 4.1l(a)	Labor and Employment Matters - Employees
Schedule 4.1l(b)	Employment Agreements
Schedule 4.1l(d)	Labor Investigations
Schedule 4.12	Environmental Matters
Schedule 4.13	Insurance Policies

IV

Schedule 4.14(a)	Contracts
Schedule 4.15	Compliance with Law
Schedule 4.16	Absence of Certain Changes
Schedule 4.17	Tax Matters
Schedule 4.18(a)	Related Party Arrangements
Schedule 4.18(b)	Related Party Payables and Receivables
Schedule 4.18(c)	Related Party Payables and Receivables at Closing
Schedule 4.20	Customers and Suppliers
Schedule 5.2	Buyer Consents and Approvals
Schedule 6.1	Conduct of Business
Schedule 6.l(b)(ix)	Capital Expenditures
Schedule 6.12(e)	Tax Refunds
Schedule 6.13(h)	Seller Employee Benefit Plans
Schedule 6.17(a)	Contracts Surviving Closing
Schedule 6.17(b)	Third Person Guarantees
Schedule 6.24	Assignment of Patents
Schedule 9.1	Schedule 9.1 Matter

V

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of November 30, 2012, by and among BWAY CORPORATION, a Delaware corporation (“Buyer”), LINPAC FINANCE LIMITED, a private limited company organized under the laws of England and Wales (“Seller”), and LINPAC GROUP LIMITED, a private limited company organized under the laws of England and Wales (“Seller Parent”). Each of Buyer and Seller is referred to herein as a “Party” and together as the “Parties”.

RECITALS:

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of LINPAC USA Holdings Inc., a Delaware corporation (“LUHI”), and LUHI, directly or indirectly, owns all of the issued and outstanding Equity Interests of Ropak Corporation, a Delaware corporation (“Ropak”), Ropak Canada Inc., a corporation formed under the laws of British Columbia, Canada (“Ropak Canada”), Ropak Central Inc., an Illinois corporation (“Ropak Central”), and Ropak Southwest Division L.P., a Texas limited partnership (“Ropak Southwest” and collectively with Ropak, Ropak Canada and Ropak Central, the “Operating Companies”);

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock (the “Shares”) of Ropak Holdings Inc., a Delaware corporation (“Ropak Holdings” and collectively with the Operating Companies, the “Companies” and each, a “Company”);

WHEREAS, prior to the Closing Date, Seller shall effect the restructuring set forth on Exhibit 1.l(a) (the “Restructuring”) and, as a result of the restructuring, as of the Closing, Ropak Holdings shall own, directly or indirectly, all of the issued and outstanding Equity Interests of the Operating Companies; and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the foregoing premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby covenant, agree, represent and stipulate as follows:

ARTICLE I.

DEFINITIONS; CONSTRUCTION

1.1 Definitions. For purposes of this Agreement, capitalized terms and variations thereof have the meanings specified in this Agreement or on Schedule 1.1.

1.2 Construction.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural; (ii) references to any gender include the other gender; (iii) the words “include,” “includes” and

“including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”; (iv) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) the terms “day” and “days” mean and refer to calendar day(s); and (vi) the terms “year” and “years” mean and refer to calendar year(s).

(b) Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) include and incorporate all exhibits, schedules and other attachments thereto and (ii) any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified. All dollar amounts in this Agreement, including the symbol “$”, refer to U.S. dollars, unless otherwise specified.

(c) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Schedules or Exhibits attached to this Agreement is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary of business for purposes of this Agreement. The information contained in this Agreement and in the Schedules and Exhibits is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract).

ARTICLE II.

PURCHASE AND SALE OF SHARES

2.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Buyer shall purchase from Seller, and Seller shall sell, assign, transfer and deliver to Buyer, at the Closing, the Shares, free and clear of all Liens.

2.2 Purchase Price. Subject to any adjustment in accordance with Section 2.5 (as adjusted, the “Purchase Price”), the aggregate purchase price for the Shares shall be an amount equal to the sum (the “Estimated Purchase Price”) of the following:

(a) $265,000,000 (the “Base Purchase Price”);

(b) plus the amount, if any, by which the Estimated Net Working Capital exceeds the Target Net Working Capital (the “Estimated Working Capital Surplus”);

(c) plus the Estimated Closing Date Cash;

(d) plus the Estimated Related Party Receivables Amount;

(e) minus the amount, if any, by which the Target Net Working Capital exceeds the Estimated Net Working Capital (the “Estimated Working Capital Deficit”);

(f) minus the Estimated Closing Date Indebtedness;

(g) minus the Estimated Related Party Payable Amount; and

(h) minus the Estimated Transaction Expenses.

2.3 Closing Date Statement. Not less than three (3) Business Days prior to the Closing Date, Seller shall in good faith prepare (in consultation and cooperation with Buyer) and deliver to Buyer a closing statement, substantially in the form of Exhibit 2.3 and duly executed by the chief financial officer of the Companies (the “Closing Date Statement”), setting forth in reasonable detail Seller’s best estimates prepared in accordance with the Closing Date Principles (including reasonable supporting documentation showing the calculation of such estimates reflected in the Closing Date Statement and, upon request, all work sheets, account reconciliations and roll-forward schedules used in the preparation of the estimates and other reasonable supporting documentation showing the calculation of such estimates) of (a) Closing Date Net Working Capital (such estimate, subject to the proviso in this sentence, the “Estimated Net Working Capital”); (b) the Closing Date Cash (such estimate, subject to the proviso in this sentence, the “Estimated Closing Date Cash”); (c) the Related Party Payables Amount (such estimate, subject to the proviso in this sentence, the “Estimated Related Party Payables Amount”), together with wire transfer instructions for each lender or other party for payment of the applicable amount of the Related Party Payables; (d) the Closing Date Indebtedness (such estimate, subject to the proviso in this sentence, the “Estimated Closing Date Indebtedness”); (e) the Related Party Receivables Amount (such estimate, subject to the proviso in this sentence, the “Estimated Related Party Receivables Amount”); (f) the Transaction Expenses (such estimate, subject to the proviso in this sentence, the “Estimated Transaction Expenses”), together with wire transfer instructions for each payee of Transaction Expenses and the amount of Transaction Expenses payable to each such payee; and (g) on the basis of the foregoing estimates, a calculation of the Estimated Purchase Price; provided, however, that in the event that Buyer notifies Seller prior to the Closing that it disputes Seller’s calculation of the Estimated Purchase Price or any component thereof, then Buyer and Seller shall cooperate in good faith to resolve any such dispute as promptly as practicable, and modify the Estimated Purchase Price and its component calculations as appropriate to reflect any agreed adjustments thereto, and the terms defined in this sentence shall be deemed to reflect any such agreed modification; provided, further, that, in the event that Buyer and Seller are unable to resolve any such disputes, Seller’s calculation of the Estimated Purchase Price shall not be modified.

2.4 Payments at Closing; Satisfaction of Related Party Payables.

(a) Buyer shall:

(i) promptly after the Closing (and, in any event, on the Closing Date), on behalf of the Companies, pay the excess, if any, of the Estimated Related Party Payables Amount over the Estimated Related Party Receivables Amount, to such account designated on the Closing Date Statement;

(ii) at the Closing, on behalf of the Companies, pay the Estimated Transaction Expenses to such account or accounts designated on the Closing Date Statement; provided, however, in the case of such amounts payable to employees of the Companies, Buyer shall pay such amounts to the Companies, to such account or accounts designated on the Closing Date Statement, and the Companies shall promptly thereafter pay such amounts to the applicable employees (subject to applicable Tax withholding and customary payroll procedures);

(iii) at the Closing, pay to Seller, to such account designated in writing by Seller, an amount equal to the Estimated Purchase Price, minus the Escrow Amount;

(iv) at the Closing, deposit with the Escrow Agent an amount equal to the Escrow Amount, by wire transfer of immediately available federal funds to an account designated by the Escrow Agent in writing at least three (3) Business Days prior to the Closing.

(b) At the Closing, Seller shall pay to Buyer, for the benefit of the Companies, the excess, if any, of the Estimated Related Party Receivables Amount over the Estimated Related Party Payables Amount.

(c) The Parties agree that the payment described in Section 2.4(a)(i) or Section 2.4(b) shall be in full satisfaction of all Related Party Payables and Related Party Receivables. Seller shall provide payoff letters substantially in the form of Exhibit 2.4(c) for each instrument or other amount constituting a Related Party Payable (collectively, the “Related Party Pay-Off Letters”).

2.5 Post-Closing Purchase Price Adjustment.

(a) Proposed Closing Statement. No later than sixty (60) days after the Closing Date, Buyer shall deliver to Seller a closing statement substantially in the form of Exhibit 2.3 (the “Proposed Closing Statement”) setting forth (i) Buyer’s calculation (prepared in a manner consistent with the applicable defined terms for the Proposed Price Components and the Closing Date Principles) of the Closing Date Net Working Capital, Closing Date Cash, Related Party Payables Amount, Closing Date Indebtedness, Related Party Receivables Amount and Transaction Expenses (such calculations, the “Proposed Price Components”), and (ii) using such amounts, Buyer’s calculation of the Purchase Price, and the deviation of such amount from the Estimated Purchase Price. The Parties acknowledge and agree that to the extent the calculation of the Net Working Capital requires the conversion of any amounts from a non-U.S. currency to U.S. dollars, the actual foreign exchange rates in effect as of the Closing Date shall be used for such conversion. Seller shall provide promptly to Buyer all information and reasonable access to employees, accountants and information as Buyer reasonably requests in connection with its preparation of the Proposed Closing Statement, and shall otherwise cooperate in good faith with Buyer in connection therewith.

(b) Examination of Proposed Closing Statement.

(i) Seller shall have thirty (30) days after its receipt of the Proposed Closing Statement (the “Review Period”) to review the Proposed Closing Statement. During the Review Period, Buyer shall (A) provide Seller and Seller’s accountants a reasonable opportunity, on advance notice and during nonnal business hours, to consult with Buyer and Buyer’s accountants and (B) provide Seller and Seller’s accountants with reasonable access, on advance notice and during normal business hours, to all relevant books and records (subject to Seller’s execution of customary access and indemnification letters), including all work papers, trial balances and other related materials, in each case as reasonably requested by Seller or Seller’s accountants in connection with its review of the Proposed Closing Statement. Seller and its accountants may make reasonable inquiries of Buyer, the Companies and their accountants regarding questions concerning or disagreements with the Proposed Closing Statement arising in the course of its review thereof, and Buyer shall use reasonable efforts to cause any such accountants to cooperate reasonably with and respond to any such reasonable inquiries. If Seller disputes any items in the Proposed Closing Statement, Seller shall deliver written notice thereof (the “Objection Notice”) to Buyer within the Review Period, which written notice must specify in reasonable detail the reason for such disagreement and the items and amounts in dispute (or a good faith estimate thereof); provided, however, that any Objection Notice may only include objections based on (I) the failure of the Proposed Closing Statement to be prepared in accordance with the Closing Date Principles and the applicable defined terms for the Proposed Price Components and/or (II) mathematical errors in the computation of the Purchase Price or any component thereof. To the extent Seller fails to notify Buyer of any disputes in accordance with the aforementioned procedure prior to the expiration of the Review Period, then the Proposed Price Components set forth on the Proposed Closing Statement shall be final, binding, conclusive and nonappealable for all purposes of this Agreement. During the thirty (30) day period following Buyer’s receipt of any Objection Notice delivered by Seller, the Parties shall attempt in good faith to reach an agreement as to any matters properly identified in the Objection Notice as being in dispute. In furtherance of the foregoing, promptly upon the request of either Party, the Parties shall cooperate to arrange for a joint in-person conference during such thirty (30) day period to facilitate a resolution regarding any matters properly identified in the Objection Notice. The Proposed Price Components set forth in the Proposed Closing Statement shall be adjusted in accordance with any written resolution by the Parties, and such resolved matters shall be final, binding, conclusive and nonappealable for all purposes of this Agreement.

(ii) If the Parties are unable to resolve one or more of the disputed items properly set forth in the Objection Notice (or disagree in good faith as to whether one or more of the disputed items was properly set forth in the Objection Notice) within thirty (30) days after Buyer’s receipt of the Objection Notice, then the Parties shall promptly (and in any event within ten (10) days after the expiration of such thirty (30) day period) retain an independent nationally or regionally recognized accounting firm as may be jointly selected by Seller and Buyer (the “Accounting Referee”) to finally and conclusively determine those matters identified in the Objection Notice that remain in dispute; provided, that if Seller and Buyer cannot agree on an Accounting Referee within thirty (30) days of delivery of the Objection Notice, then the Accounting Referee shall be chosen by the American Arbitration Association (the “AAA”), with the expenses of the AAA shared 50% by Buyer and 50% by Seller. Buyer and Seller shall each submit to the Accounting Referee for review and resolution all matters (but only such matters) that are set forth in the Objection Notice that remain in dispute. Buyer and Seller shall each agree to execute an engagement letter with reasonable terms and conditions with the Accounting Referee to review and resolve such disputed matters. Buyer and Seller shall instruct the Accounting Referee to select one of its partners experienced in purchase price adjustment disputes to make a final determination of the disputed matters and, in resolving the items that remain in dispute, the Accounting Referee shall (A) use the Closing Date Principles and shall not assign to any item in dispute a value that is (1) greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, or (2) less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand (except to the extent necessary in the belief of the Accounting Referee to reflect the Accounting Referee’s determination in accordance with the Closing Date Principles with respect to any other disputed item); (B) make its determination after reviewing all materials and submissions from the Parties; (C) render a final resolution in writing to Buyer and Seller not later than thirty (30) days following the Accounting Referee’s acceptance of its engagement, which resolution shall be final, binding, conclusive and nonappealable for all purposes of this Agreement; and (D) provide a written report to Buyer and Seller, if requested by either of them, which sets forth in reasonable detail the basis for the Accounting Referee’s final determination. The fees and expenses of the Accounting Referee shall be allocated between Buyer, on one hand, and Seller, on the other hand, based upon the percentage by which the portion of the contested amount not awarded to each of Buyer and Seller bears to the amount actually contested by such Party at the time of submission to the Accounting Referee.

(c) Post-Closing Purchase Price Adjustment. The Proposed Price Components set forth in the Proposed Closing Statement shall be adjusted as necessary upon the final resolution of all disputed matters in accordance with this Section 2.5 and such amounts as so adjusted shall be final, binding, conclusive and nonappealable for all purposes of this Agreement (as adjusted, the “Final Closing Statement”). The Purchase Price shall be recalculated substituting the Final Net Working Capital for the Estimated Net Working Capital in Section 2.2(b) or Section 2.2(e), as applicable, the Final Cash Balance for the Estimated Closing Date Cash in Section 2.2(c), the Final Related Party Receivables Amount for the Estimated Related Party Receivables Amount in Section 2.2(d), the Final Closing Date Indebtedness for the Estimated Closing Date Indebtedness in Section 2.2(Q, the Final Related Party Payables Amount for the Estimated Related Party Payables Amount in Section 2.2(g), and the Final Transaction Expenses for the Estimated Transaction Expenses in Section 2.2(h) (such recalculated Purchase Price, the “Final Purchase Price”). If the Final Purchase Price is greater than the Estimated Purchase Price, then the sum of such difference and Interest shall be paid by Buyer to Seller. Ifthe Estimated Purchase Price is greater than the Final Purchase Price, then the

Escrow Agent shall pay out of the Escrow Funds to Buyer an amount in cash equal to the sum of (x) such difference and (y) Interest accruing thereon; provided, however, that, if such sum exceeds $2 million, at the election of Buyer, Seller shall pay Buyer the amount of such excess. All payments pursuant to this Section 2.5(c) shall be made within five (5) Business Days following the date that the Final Closing Statement becomes final, binding, conclusive and nonappealable for all purposes of this Agreement in accordance with this Section 2.5, and, to the extent that such payment is to be made out of the Escrow Funds, Seller and Buyer shall, within two (2) Business Days of such date, execute joint written instructions to the Escrow Agent instructing the Escrow Agent to make such payment within such five (5) Business Day period. For the purposes of this Section 2.5, “Interest” means interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to two percent, which shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 360 days and the actual number of days elapsed.

2.6 Method of Payment. All monetary payments from one Party to another Party under this Agreement shall be made by wire transfer of immediately available federal funds to an account designated in writing at least three (3) Business Days in advance by the Party receiving such payment or otherwise designating the account to which such payment is to be made.

2.7 Withholding. Each of Buyer, the Companies and the Escrow Agent shall be entitled to deduct and withhold from the consideration otherwise payable in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereunder and thereunder as it is required to deduct and withhold under the Code or any other Tax Law; provided, that Buyer, the Companies or the Escrow Agent shall have notified Seller at least three (3) Business Days in advance of the Closing Date enclosing the calculation of such withholding of any such deduction or withholding to be made at the Closing in respect of any payments to Seller, including a reasonable explanation describing the basis for such deduction or withholding; provided, further, that in the event that Seller disputes any such proposed deduction or withholding, then the Parties shall confer regarding the necessity of such proposed deduction or withholding and cooperate in good faith to resolve any such dispute as promptly as practicable. For the avoidance of doubt, if any such dispute has not been fully resolved at the time the requirement for such deduction or withholding applies, then Buyer, the Companies and the Escrow Agent shall be entitled to make such deduction and withholding. To the extent amounts are so withheld and paid over to the applicable Taxing Authority, such withheld amounts shall be treated for all purposes as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE III.

CLOSING

3.1 Closing; Closing Date. Upon the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on the third (3rd) Business Day after the later to occur of (i) the satisfaction or, to the extent permitted by applicable Law, waiver in writing of all of the conditions to the obligations of the Parties set forth in Article VU (other than those conditions that by their terms are to be fulfilled by performance at the Closing, but subject to the satisfaction or waiver of such conditions) and (ii) the earlier of (x) the final day of the Marketing Period and (y) the date on which Buyer delivers written notice to Seller waiving this clause (ii), or such other date as the Parties shall agree to in writing. The day on which the Closing takes place is referred to as the “Closing Date”, and the Closing shall be deemed effective as of 11:59 p.m. (Eastern time) on the Closing Date. The Closing shall take place in the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022 at 10:00 a.m. (Eastern time) or at such other place or time as the Parties shall agree to in writing.

3.2 Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered (unless previously delivered) to Buyer, the following documents, in each case duly executed (or, if not applicable, otherwise in proper form):

(a) a stock certificate or certificates representing all of the Shares, accompanied by stock powers in blank or stock transfer forms or instruments of transfer that validly transfer title to such Shares, free and clear of all Liens;

(b) the Seller Closing Certificate;

(c)(i) an intellectual property license agreement in the form attached as Exhibit 3.2(c) (the “IP License Agreement”) and (ii) the Escrow Agreement, in each case, duly executed by Seller and its Affiliates contemplated to be parties thereto;

(d) the Related Party Pay-Off Letters;

(e) written evidence, in form and substance reasonably satisfactory to Buyer, confirming that the Liens listed on Schedule 3.2(e), and any guarantees or obligations of the Companies with respect to Indebtedness (other than capital leases of the Companies), have been released and discharged (or will be released and discharged upon the Closing);

(f) a certificate establishing that the Shares are not U.S. real property interests, dated as of the Closing Date, signed under penalties of perjury and otherwise prepared in accordance with Treasury Regulation section 1.1445-2(c)(3), in form and substance reasonably acceptable to Buyer, together with a notice to the Internal Revenue Service prepared in accordance with Treasury Regulation section 1.897-2(h)(2), signed under penalties of perjury by a responsible corporate officer of Ropak Holdings;

(g) final invoices or instructions reflecting amounts included in the Estimated Transaction Expenses;

(h) written resignations of all directors of the Companies; and

(i) evidence satisfactory to Buyer that the Restructuring has been completed in accordance with Section 6.7.

3.3 Deliveries by Buyer. At the Closing, Buyer shall deliver or cause to be delivered (unless previously delivered):

(a) the amounts set forth in Section 2.4(a), delivered in accordance therewith;

(b) to Seller, the Buyer Closing Certificate; and

(c) to Seller, the IP License Agreement and the Escrow Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the terms, conditions and limitations set forth in this Agreement, Seller Parent (solely as to the representations and warranties with respect to itself in Sections 4.l(a) and 4.3) and Seller, severally and not jointly, represent and warrant to Buyer as of the date hereof and as of the Closing as follows:

4.1 Organization; Authority; Execution and Delivery; Enforceability.

(a) Seller is a private limited company duly organized and validly existing under the laws of England and Wales and has all requisite power and authority to own the Shares and to own, operate, lease and encumber its other properties and to carry on its business as currently conducted. Seller Parent is a private limited company duly organized and validly existing under the laws of England and Wales and has all requisite power and authority to own, operate, lease and encumber its other properties and to carry on its business as currently conducted. Each of Seller and Seller Parent is licensed or qualified to do business, and is in good standing, in each other jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such licensing or qualification necessary, except for any such failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Each of Seller and Seller Parent has the right, power, authority and capacity to execute, deliver and perform this Agreement and the other Transaction Documents to which it is contemplated to be a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action and no other action on the part of Seller, Seller Parent or their respective shareholders is necessary to authorize the execution, delivery and performance of this Agreement and such Transaction Documents or the consummation of the transactions contemplated hereby and thereby. As of the date hereof, the directors of LINPAC Holdings have approved this Agreement and the transactions contemplated hereby, which approval includes a recommendation to be provided to the lenders and shareholders that such lenders and shareholders provide the Holdings Consent. Each of this Agreement and such Transaction Documents has been duly executed and delivered by Seller and Seller Parent, respectively, and (when duly authorized, executed and delivered by Buyer) constitutes (or, in the case of Transaction Documents to be executed by Seller after the date hereof, when delivered, will be duly executed and delivered by Seller and will constitute) the legal, valid and binding obligation of Seller and Seller Parent, respectively, enforceable against each of them in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally and general principles of equity that restrict the availability of equitable remedies.

(b) Each Company is a corporation or limited partnership, as indicated in the Recitals hereto, duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or partnership power and authority to own, operate, lease and encumber its properties and to carry on its business as currently conducted. Each Company is licensed or qualified to do business and in good standing in each jurisdiction in which it owns or leases the Real Property, the character of the properties owned or leased by it otherwise, or the nature of its business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of all Organizational Documents of each Company, in each case as amended to date, have been made available to Buyer, no amendments thereto are pending (other than the amendment to the Ropak Canada Organizational Documents contemplated in Exhibit 1.l(a)), and no Company is in default under or in violation of any provision of such Organizational Documents.

4.2 Capitalization.

(a) Schedule 4.2(a) sets forth for Ropak Holdings, in each case as of the date hereof and as of the Closing Date, the following: (i) the authorized capital stock of Ropak Holdings; and (ii) the issued and outstanding capital stock of Ropak Holdings. As of the date hereof and as of the Closing Date, (A) all of the issued and outstanding shares of capital stock of Ropak Holdings are owned by Seller, beneficially and of record and free and clear of any Liens, have been duly authorized and validly issued, and are fully paid and non-assessable; (B) none of the issued and outstanding capital· stock of Ropak Holdings was issued in violation of any preemptive rights or Laws; (C) there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character to acquire any additional Shares or any other Equity Interests of Ropak Holdings or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any Equity Interests of Ropak Holdings, or otherwise related to any Equity Interest of Ropak Holdings, or obligating Seller or Ropak Holdings to issue, sell, transfer, grant, repurchase, redeem or otherwise acquire or retire any such Equity Interests, except as described on Exhibit 1.l(a); (D) there are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any Equity Interests of Ropak Holdings; and (E) there are no outstanding rights to payments or other benefits of any kind the value of which are or would be determined by reference to the value of any Equity Interests of Ropak Holdings (including any “phantom equity” and similar arrangements).

(b) Schedule 4.2(b) sets forth for each Operating Company (i) the authorized Equity Interests, as applicable; (ii) the issued and outstanding capital stock or other Equity Interests, as applicable; and (iii) the owner of such issued and outstanding capital stock or other Equity Interests. Except as set forth on Schedule 4.2{b), all of the issued and outstanding shares of capital stock or other Equity Interests of each Operating Company are owned, beneficially and of record and free and clear of any Liens, by the Person set forth on Schedule 4.2(b), have been duly authorized and validly issued and are fully paid and non-assessable. None of the issued and outstanding capital stock or other Equity Interests of any Operating Company was issued in violation of any preemptive rights or Laws. Except as set forth on Schedule 4.2(b), there are no

(x) options, warrants, convertible secuntles or other rights, agreements, arrangements or commitments of any character to acquire any Equity Interests of any Operating Company or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any Equity Interests of any Operating Company, or otherwise related to the Equity Interests of any Operating Company, or obligating Ropak Holdings or any Operating Company to issue, sell, transfer, grant, repurchase, redeem or otherwise acquire or retire any such Equity Interests; (y) voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any Equity Interests of any Operating Company; or (z) outstanding rights to payments or other benefits of any kind the value of which are or would be determined by reference to the value of any Equity Interests of any Operating Company (including any “phantom equity” and similar arrangements).

(c) Neither Ropak Holdings nor any Operating Company owns any Equity Interests in any Person other than an Operating Company.

4.3 Consents and Approvals. Except as set forth on Schedule 4.3 and the applicable requirements of the HSR Act and the Investment Act, neither the execution, delivery or performance by Seller or Seller Parent of this Agreement and the Transaction Documents to which they are a party nor the consummation of the transactions contemplated hereby or thereby will (with or without the giving of notice or the lapse of time, or both), directly or indirectly, (a) violate any provision of the articles of incorporation, bylaws or other Organizational Documents of Seller or any Company; (b) require any filing with, or the obtaining of any Permit, authorization, Consent or approval of, any Governmental Authority; (c) result in a breach of or a default under, require any Consent of any Person pursuant to, or give rise to any right of acceleration, modification, termination or cancellation under, any of the terms, conditions or provisions of any Material Contract, or result in the creation of any Lien upon the Shares or any of the properties or assets of any Company; or (d) violate any Law or Order applicable to Seller or any Company or by which the Shares or any property or asset of Seller or any Company is bound or subject, excluding from clauses (b), (c) and (d) such requirements, filings, permits, authorizations, consents, approvals, violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.4 Financial Statements; Undisclosed Liabilities.

(a) True and complete copies of the Financial Statements are attached hereto on Schedule 4.4(a)(i). The Audited Financial Statements were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated, except as otherwise noted therein. The Management Accounts and the SAF Packs were prepared in accordance with UK GAAP applied on a consistent basis throughout the period indicated, and in accordance with the Operating Companies’ past practices, policies and procedures. Except (with respect to the Audited Financial Statements) as set forth on Schedule 4.4(a)(ii), the Financial Statements fairly present, in all material respects, the financial position, results of operations, shareholders’ equity and cash flows of the Operating Companies as of the dates and for the periods indicated therein, except as otherwise noted therein, and accurately reflect in all material respects the books and records of the Operating Companies and their Subsidiaries.

(b) There are no material liabilities or obligations of the Companies of any nature, whether or not accrued, contingent or otherwise, that would be required to be reflected on a consolidated balance sheet of the Companies prepared in accordance with UK GAAP, other than those that (i) are reflected or reserved against in the most recent balance sheet included in the Financial Statements; (ii) have been incurred in the ordinary course of the business consistent with past practice since October 31, 2012; or (iii) have been incurred pursuant to this Agreement.

(c) No Company is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among any Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”))), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Company in financial statements.

4.5 Real Property.

(a) Schedule 4.5(a) identifies each parcel of real property and the general use of each parcel of real property (i) owned by any Company (individually, an “Owned Real Property” and collectively, the “Owned Real Properties”) and (ii) leased or subleased by any Company whether as lessor or lessee (individually, a “Leased Real Property” and collectively, the “Leased Real Properties”) pursuant to a lease or sublease (each, a “Lease” and collectively, the “Leases”) along with the name of landlord, the name of tenant, the date of Lease and all amendments or modifications.

(b) A Company has marketable fee simple title to all Owned Real Property, free and clear of all Liens other than Permitted Liens. In the case of Real Property located in the United States of America, Seller has delivered to Buyer copies of all deeds in the possession of Seller or any Company and the current owner or lender title insurance policies in the possession of Seller or any Company that insure any Company or lender with respect to such Real Property. The Owned Real Property is not subject to any leases, rights of first refusal, rights of first offer, options to purchase or lease, rights of occupancy or other contractual right to purchase, acquire, sell or dispose of same. There are no condemnation, expropriation or eminent domain proceedings affecting any of the Owned Real Properties, and neither Seller nor any Company has received written notice of the intention of any Governmental Authority to take such action. A Company has adequate rights of ingress and egress into the Owned Real Property for the Companies’ operation of their business in the ordinary course.

(c) Seller has made true, complete and correct copies of all Leases and all amendments and modifications thereto available to Buyer. Each Lease is valid and in full force and effect, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally and general principles of equity that restrict the availability of equitable remedies, and is unmodified (except as provided in the amendments and modifications relating thereto), and represents the entire agreement between the applicable Company and the applicable landlord. No Company that is a party to any Lease is in material default thereunder, and to Seller’s Knowledge, there does not exist under any Lease any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by a Company. To Seller’s Knowledge, no other party to any Lease is currently in material default thereunder and there does not exist under any Lease any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by any other party to any Lease. To Seller’s Knowledge, there are no condemnation, expropriation or eminent domain proceedings affecting any of the Leased Real Properties, and neither Seller nor any Company has received written notice of the intention of any Governmental Authority to take such action. There are no shared facilities or services at the Real Property which are used in connection with any business or other operations of the Seller or any of its Affiliates other than the business of the Operating Companies.

(d) To Seller’s Knowledge, there are no proceedings, claims or disputes affecting any Real Property, pending or threatened, that are likely to materially interfere with the current use of such real property. No Person other than the applicable Company has any oral or written right to lease, sublease or otherwise occupy any portion of the Real Property. The Owned Real Property is not, and to Seller’s Knowledge, the Leased Real Property is not, in material violation of any applicable building, zoning, anti-pollution, health, occupational safety or other Laws or restrictive covenants or encroaches on any property owned by any other Person. Neither Seller nor any Company has received any written notice of a violation of any applicable Law with respect to the Real Property that has not been cured or dismissed.

4.6 Personal Property. Each Company has good and valid title to the equipment, fixtures and other tangible personal property that it purports to own, free and clear of all Liens other than Permitted Liens. All material improvements, machinery, equipment and other material tangible assets currently owned, licensed or leased by the Companies and used in the ordinary course of the Companies’ business have been maintained in accordance with customary industry practice and, subject to ordinary wear and tear, are in good operating condition and repair in all material respects. Except as set forth in Schedule 4.6, (i) the Companies have not engaged in any business of Seller or any of its current or former Affiliates (other than the Companies) other than the current businesses of the Operating Companies and (ii) none of Seller or any of its Affiliates (other than the Companies) is engaged in the business of the Operating Companies.

4.7 Intellectual Property.

(a) Set forth on Schedule 4.7(a) is a true and complete list of all Intellectual Property Rights of any Company which are registered with or issued by or are the subject of an application for registration or issuance with any Governmental Authority (“Registered Intellectual Property Rights”).

(b) Except as set forth on Schedule 4.7(b), all of the Registered Intellectual Property Rights are subsisting and, to Seller’s Knowledge, valid and enforceable.

(c) Except as set forth on Schedule 4.7(c), a Company is the sole and exclusive owner of all Intellectual Property Rights that are material to the conduct of the businesses of the Companies, including all Registered Intellectual Property Rights. None of the

Intellectual Property Rights owned by any Company is subject to any Lien other than Permitted Liens. Except as set forth on Schedule 4.7(c), to Seller’s Knowledge, no item of Intellectual Property Rights is being misappropriated, violated or infringed on by a third party in any material respect.

(d) Neither Seller nor any Company has received (i) written notice that any of them are misappropriating, violating or infringing any Intellectual Property Rights of any third party or (ii) any unsolicited offer or demand to license third party Intellectual Property Rights. Neither Seller with respect to the business of the Companies nor any Company has misappropriated, violated or infringed any Intellectual Property Rights of any third party.

(e) Except as set forth on Schedule 4.7(e), no Actions are pending or, to Seller’s Knowledge, threatened in writing against any Company with respect to the ownership, use or validity of any Intellectual Property Rights owned by any Company.

(f) Except as set forth on Schedule 4.7(0, neither Seller nor any Company is a party to any Action which involves a claim of misappropriation, violation or infringement of any Intellectual Property Rights and which has not been finally terminated prior to the date hereof.

(g) Seller and the Companies have taken commercially reasonable efforts (as determined in the reasonable judgment of Seller and the Companies) to protect the secrecy of any material confidential and proprietary information, device, source code or process used in the business of any Company which give them an opportunity to obtain an advantage over competitors who do not know or use it.

(h) Except as set forth on Schedule 4.7(h), the information technology and manufacturing systems owned, licensed, leased or otherwise held for use by the Companies, including all material computer hardware, software, firmware and telecommunications systems used in its business as currently conducted have performed without material degradation since January 1, 2011.

4.8 Litigation. Except as set forth on Schedule 4.8: (a) there are no, and since January 1, 2011, there have not been any, Actions pending or, to Seller’s Knowledge, threatened, against any Company or against the assets, rights or properties of any Company that if decided in a manner adverse to such Company or any asset, right or property of any Company, individually or in the aggregate, have been, or would reasonably be expected to be, material; (b) to Seller’s Knowledge, there is no investigation or review pending or threatened by any Governmental Authority with respect to any Company; and (c) there are no Orders with respect to any Company or the assets, rights or properties of any Company that, individually or in the aggregate, are, or would reasonably be expected to be, material. There are no Actions pending or, to Seller’s Knowledge, threatened, against Seller or any of its Affiliates (including the Companies) which challenge the validity of this Agreement or which would reasonably be expected to adversely affect or restrict Seller’s ability to consummate the transactions contemplated by this Agreement.

4.9 Employee Benefit Plans.

(a) Schedule 4.9(a) sets forth each pension, health, welfare, bonus, profit sharing, change in control, retirement, savings, deferred compensation, equity, or severance plan, policy, program, agreement or arrangement, each “employee benefit plan,” as defined in Section 3(3) of ERISA, and any other plan, policy, program, agreement or arrangement providing compensation or benefits to any present or former employee of any of the Companies, and all insurance policies, trust agreements and other funding vehicles therefor, that are currently sponsored, maintained or contributed to by any of the Companies or with respect to which any of the Companies has any liability, contingent or otherwise (collectively, the “Employee Benefit Plans”); provided that compulsory plans established by Law need not be listed on Schedule 4.9(a). With respect to each material Employee Benefit Plan, Seller has provided to Buyer a true and complete copy, as applicable, of (i) the plan document and amendments thereto or a written summary where such plan is not in writing, (ii) all current summary plan descriptions or summaries of material modifications, (iii) the most recent determination or opinion letter with respect to any Employee Benefit Plan that is intended to be tax-qualified under applicable Law, (iv) the three most recently prepared actuarial reports and financial statements, (v) the three most recently filed annual reports on Form 5500, (vi) a copy of each trust agreement or other funding arrangement therefor and (vii) all non-routine filings made with any Governmental Authority. The description on Schedule 4.9(a) of the annuity contracts purchased to fund benefit payments under the Ropak Corporation Supplemental Employee Benefits Plan is true and accurate in all material respects.

(b) Neither any of the Companies nor any member of their controlled group (within the meaning of Code Section 414 or 4001(a)(3)) sponsors, maintains, contributes to or has any obligation, contingent or otherwise, in respect of any “multiemployer plan” or other plan subject to Title IV or BRISA, “multiple employer plan,” or “multiple employer welfare arrangement,” in each case, within the meaning of BRISA and the Code. No Employee Benefit Plan provides welfare benefits, including life, death or health benefits, beyond termination of service or retirement of any current or former employee of any Company, other than coverage mandated by Law (including where Company-paid pursuant to a separation or severance arrangement, a true and complete copy of which has been provided to Buyer). No Employee Benefit Plan is a “registered pension plan” as such term is defined in the Income Tax Act (Canada).

(c) Each Employee Benefit Plan is in compliance with applicable Laws in all material respects and has been established, administered and funded in accordance with its terms and all applicable Laws in all material respects. Each of the Companies has made all contributions when due and performed all other obligations required to be performed by it under applicable Law or the terms of any Employee Benefit Plan, and, to Seller’s Knowledge, none of the Companies is in default under or in violation of any such Employee Benefit Plan. The Financial Statements include appropriate accruals in accordance with UK GAAP (except for the Audited Financial Statements) and U.S. GAAP (in the case of the Audited Financial Statements) for all obligations and liabilities under all Employee Benefit Plans.

(d) Except as set forth on Schedule 4.9(d): (i) there are no Actions, suits or claims (other than routine claims for benefits in the ordinary course) pending, nor to Seller’s

Knowledge threatened with respect to the Employee Benefit Plans; and (ii) there are no pending, nor to Seller’s Knowledge, threatened administrative investigations, audits, or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or any other applicable Governmental Authority with respect to the Employee Benefit Plans.

(e) Each Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 40l(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is in the form of a prototype or volume submitter plan that has received a favorable opinion or advisory letter from the Internal Revenue Service. No such determination letter has been revoked (nor, to Seller’s Knowledge has revocation been threatened), and, to Seller’s Knowledge, no event has occurred since the date of the most recent determination letter relating to any such Employee Benefit Plan that would reasonably be expected to adversely affect the qualification of such Employee Benefit Plan.

(f) Except as set forth on Schedule 4.9(Q, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could result in the payment, acceleration, funding or enhancement of any compensation or benefit, increase the amount payable or trigger any other obligation under any Employee Benefit Plan.

(g) [Intentionally Omitted].

(h) Except as set forth on Schedule 4.9(h), each Employee Benefit Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code (i) has been operated in compliance with Section 409A of the Code and all applicable regulations and notices issued thereunder since January 1, 2005, and (ii) since January 1, 2009, has been in documentary compliance with Section 409A of the Code. No Employee Benefit Plan provides for a gross-up, indemnification or other reimbursement of Taxes due under Section 409A of the Code.

(i) With respect to Employee Benefit Plans that are subject to or governed by the Laws of any jurisdiction other than the United States (the “Non-US Plans”), (i) there are no liabilities that, as of the Closing, will not be offset in full by insurance or reserved in accordance with UK GAAP on the Financial Statements and (ii) each Non-US Plan required to be registered with a Governmental Authority has been registered and has been maintained in good standing with the appropriate Governmental Authority.

4.10 . Licenses and Permits. The Companies (a) own or possess, and since January 1, 2010, have owned or possessed, all Permits (including Environmental Permits) necessary to enable them to own, lease or operate their properties and other assets, to carry on their respective operations as presently conducted and to comply in all material respects with Enviromnental Laws, except, in each case, where the failure to own or possess any such Permit would not reasonably be expected to be material, and (b) since January 1, 2010, have been in compliance with all such Permits in all material respects and have had no material liability under any such Permits. All such Permits, including Enviromnental Permits, remain in full force and effect, and there are no Actions pending or, to Seller’s Knowledge, threatened that may reasonably be expected to result in the termination, revocation, cancellation, suspension or modification of any such Permit.

4.11 Labor and Employment Matters.

(a) Schedule 4.U(a) sets forth for each employee or material individual consultant of the Companies as of November 16, 2012, a true and complete list of (i) in the case of an employee, the employee’s position, base compensation, bonus opportunity, date of hire, employment status and job classification (exempt or non-exempt), and (ii) in the case of a consultant, the consulting rate payable to such individual.

(b) Except as set forth on Schedule 4.U(b), none of the Companies are party to any outstanding employment agreements or contract with its employees (an “Employment Agreement” and collectively, the “Employment Agreements”) that is not terminable at will, or with respect to the employees of Ropak Canada, upon reasonable notice at common law, without cost or liability to any Company, or that provides for the payment of severance, or a right to participate in any traditional non-qualified deferred compensation plan, or any bonus, commission, accelerated vesting or other payment that would be payable as a result of the consummation of the transactions contemplated by this Agreement. Seller has made available to Buyer copies of all Employment Agreements set forth on Schedule 4.U(b). Except as set forth on Schedule 4.U(b), none of the Companies are party to any agreement or legally binding policy or practice that requires it to pay termination or severance pay to its employees as a result of the consummation of the transactions contemplated by this Agreement. Each Employment Agreement is in full force and effect and, to Seller’s Knowledge, none of the Companies is in default under any of the Employment Agreements.

(c) None of the Companies is, or since January 1, 2010, has been, party to any collective bargaining agreement or other labor union contract applicable to its employees, or has agreed to recognize any union or other collective bargaining unit. To Seller’s Knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union or collective bargaining unit with respect to any employees of the Companies. There is not currently, nor in the past three years has there been any, unfair labor practice charge or complaint against the Companies pending before the National Labor Relations Board or any similar state or foreign authority. There is no labor strike, slowdown or work stoppage or lockout or other material labor dispute pending, or to Seller’s Knowledge, threatened with respect to any employees of any of the Companies, nor has there been any such labor dispute during the past three years.

(d) The Companies are in compliance in all material respects with all Laws respecting employment and employment practices, wages and hours, eligibility for and payment of overtime compensation, worker classification (including the proper classification of independent contractors and consultants), Tax withholding, collective bargaining, unemployment insurance, workers’ compensation, immigration, employment discrimination, disability rights, equal opportunity, leaves of absence, affirmative action, plant closing and mass layoff issues, occupational safety and health Law. Since January 1, 2010, except as set forth on
Schedule 4.ll(d), none of the Companies has received written notice from any Governmental Authority relating to or concerning any material investigation of any of the Companies regarding any labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws, and to Seller’s knowledge, no such investigation is in progress or anticipated. There have been no “plant closings” or “mass layoffs” (as those terms are defined in WARN or any comparable state, local or foreign law) by the Companies without complying with the requirements of applicable Laws.

(e) To Seller’s Knowledge, each employee of any of the Companies providing services in the United States is a United States citizen or has a current and valid work visa or otherwise has the lawful right to work in the United States. The Companies have in their files a Form I-9 that, to Seller’s Knowledge, was completed in accordance with applicable Law for each employee of the Companies for whom such form is required under applicable Law.

4.12 Environmental Matters. Except as set forth on Schedule 4.12, since January 1, 2007:

(a) each Company is and has been in compliance in all material respects with, and has no material liability under, all applicable Laws relating to pollution or the regulation or protection of human health, safety, natural resources or the environment, including Laws relating to the presence, use, production, labeling, testing, treatment, disposal, storage, management, handling, manufacture, generation, processing, recycling, distribution, transport, control, discharge, Release or threatened Release or cleanup of or exposure to Hazardous Substances (collectively, “Environmental Laws”), which compliance has included obtaining and complying, in all material respects, with all applicable Permits required pursuant to Environmental Laws (“Environmental Permits”);

(b) neither Seller nor any Company has received written notice regarding any actual or alleged material violation of, or material liability or investigatory, remedial or corrective obligation under, Environmental Laws, in each case relating to any Company’s business, the Leased Real Property or the Owned Real Property;

(c) no Company (i) has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released, or exposed any Person to, any Hazardous Substance, or (ii) has owned, leased, used or operated any current or former property or facility (including the Owned Real Property and the Leased Real Property) which is or has been contaminated by Hazardous Substance as a result of any Company’s or third-party operations, in each case except in material compliance with all applicable Environmental Laws or as would not result in a material investigatory, remedial or corrective obligation or other material liability under any Environmental Law;

(d) no Company has provided under any Contract any indemnification relating to liabilities arising under Environmental Laws to any Person in relation to any businesses or properties acquired or sold by any of the Companies, and no Company is responsible by Contract or operation of Law for any pending liability of any other Person arising under Environmental Laws;

(e) Seller has made available to Buyer all material Environmental Permits required for the lawful ownership, leasing, and operation of the Owned Real Property and the Leased Real Property;

(f) Seller has made available to Buyer true, correct, and complete copies of all material environmental assessments and reports materially bearing on any Company’s environmental, health or safety liabilities and compliance, including those relating to Owned Real Property and the Leased Real Property, in each case which are in Seller’s or any Company’s possession as of the date hereof.

4.13 Insurance. Schedule 4.13 sets forth a true, correct and complete list of, and Seller has made available to Buyer copies of, all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance maintained by the Companies other than any Employee Benefit Plan (the “Insurance Policies”) that are currently in effect as of the date of this Agreement, and there are no policies of insurance relating to the business or the assets of the Companies that are not maintained by the Companies. All insurance policies listed or required to be listed on Schedule 4.13 are in full force and effect, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally and general principles of equity that restrict the availability of equitable remedies. Neither Seller nor any Company has received written notice of cancellation or termination of any such insurance policy. Each Company is in compliance, in all material respects, with each such insurance policy, and all premiums currently due with respect to such insurance policies have been paid. Except as set forth on Schedule 4.13, during the past two (2) years, no Company has made any claim under any Insurance Policies as to which coverage has been denied or disputed in writing by the applicable insurers, and there is no existing default or event which (with the giving of notice or lapse of time or both) would constitute a default by any insured thereunder, except for such defaults that would not reasonably be expected, individually or in the aggregate, to be material. No Company has any self-insurance or co-insurance programs other than in connection with an Employee Benefit Plan.

4.14 Contracts and Commitments.

(a) Schedule 4.14(a) sets forth a list as of the date hereof of all Contracts of the following types, other than Employee Benefit Plans, to which any Company is a party or by which any assets of any Company are bound or subject (such Contracts set forth or required to be set forth on Schedule 4.14(a), collectively, the “Material Contracts”):

(i) all Contracts that Seller reasonably anticipates will involve payments to or by a Company in excess of $150,000 in any twelve (12)-month period or $500,000 in the aggregate;

(ii) all Contracts evidencing or otherwise relating to any Indebtedness or Related Party Payables;

(iii) all Contracts that contain a covenant not to compete obligation on any Company or that otherwise impair the ability of any Company to compete with any Person, engage in any line of business or with any Person or otherwise conduct its respective business in any geographical area;

(iv) all Contracts that grant any exclusive rights, right of first refusal, right of first offer or similar right to the counterparty thereto;

(v) all Contracts that require a Company to purchase from a third party such Company’s, or require a third party to purchase from a Company such third party’s, total requirement of any product or service or that contain any “take or pay” or other minimum purchase requirements or any “most favored nation” pricing provisions;

(vi) all leases or similar agreements under which (a) any Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third party or (b) any Company is a lessor or sublessor of, or makes available for use by any third party, any tangible personal property owned or leased by any Company, in each case which involve scheduled payments in excess of $75,000 in any twelve-month period or $300,000 in the aggregate;

(vii) all Leases;

(viii) all Contracts with any of the customers or suppliers of the Companies identified in Schedule 4.20;

(ix) all Contracts which establish a partnership, limited liability company or joint venture or similar arrangement;

(x) all Contracts that relate to an acquisition, divestiture, merger or similar transaction and contain representations, covenants, indemnities or other obligations that are still in effect;

(xi) all powers of attorney granted by any Company that are currently effective and outstanding;

(xii) all Contracts (other than any employment agreement) to which both any Affiliate of Seller or any Company, or any officer, director, employee, stockholder, member or partner of Seller, any Company or any such Affiliate, or family members or Affiliates of any of the foregoing, is a party;

(xiii) all Contracts of agency, representation, sales con11mss10n, brokerage or distribution, which (a) cannot by their respective terms be canceled by the Company party thereto without payment or penalty upon notice of sixty (60) days or less or (b) involve payments in excess of $100,000 in any twelve-month period or $300,000 in aggregate;

(xiv) all Contracts providing for indemnification by any Company, except for any such Contract that is not material to the Companies and was entered into in the ordinary course of business consistent with past practice;

(xv) all Contracts involving capital expenditures in excess of $100,000 in any twelve-month period or $500,000 in the aggregate;

(xvi) any Contracts relating to development, licensing or transfer of Intellectual Property Rights, excluding licenses for unmodified commercially available off-the-shelf software licensed in object code form with total license fees less than $50,000 in any twelve-month period or $200,000 in aggregate;

(xvii) all Contracts pursuant to which any Company is licensed to use Intellectual Property Rights that is material to the conduct of the business of the Companies as currently conducted; and

(xviii) any employee collective bargaining agreement or other Contract with any labor union or similar organization.

(b)(i) Each Material Contract is in full force and effect and constitutes the legal, valid and binding obligation of, and is enforceable against, the Company that is party thereto and, to Seller’s Knowledge, each other party thereto, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally and general principles of equity that restrict the availability of equitable remedies; (ii) no Company is in material breach of any Material Contract or in default in the performance, observance or fulfillment of any obligation, covenant or condition contained therein in any material respect; and (iii) to Seller’s Knowledge, no counterparty to any Material Contract is in breach of any such Material Contract or in default in the performance, observance or fulfillment of any obligation, covenant or condition contained therein in any material respect. Neither Seller nor any Company has received written notice of any default or material breach under any Material Contract and, to Seller’s Knowledge, no event has occurred or circumstance exists that, individually or in the aggregate, would reasonably be expected to result in any Company being in material breach or material default under any Material Contract or that would give any other party thereto the right to accelerate any Company’s material obligations under, or to terminate, any Material Contract. True and complete copies of each Material Contract have been delivered or made available to Buyer.

4.15 Compliance with Law. Except as set forth on Schedule 4.15, since January 1, 2010, (i) each Company has been in compliance, in all material respects, with all Laws and Orders that are applicable to the Companies or their properties, rights or assets or their business or operations, (ii) no Company has received written notice from any Governmental Authority alleging any violation or failure to comply with any such Law or Order in any material respect, and (iii) neither Seller nor any of its Affiliates (including any Company) has conducted any material internal investigation concerning any alleged violation of any applicable Law or Order by any Company or any employee, officer, director or agent of any Company (regardless of the outcome of such investigation) in which the services of outside legal counsel or an accounting finn have been engaged.

4.16 Absence of Certain Changes. Except as set forth on Schedule 4.16, smce December 31, 2011:

(a) each Company has operated in the ordinary course of business consistent with past practice;

(b) no Company has taken any action that, if taken after the date hereof without Buyer’s consent, would constitute a breach of Section 6.1 (other than clauses (ii), (ix) and (xv)(d) of Section 6.l(b)) and other than any increases in compensation payable to non management employees granted in the ordinary course; and

(c) there has not been any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

4.17 Tax Matters. Except as set forth on Schedule 4.17:

(a) all income and other material Tax Returns of the Companies and LUHI required to have been filed with any Taxing Authority in accordance with any applicable Law have been timely filed and are correct and complete in all material respects;

(b) all income and other material Taxes, deposits and other payments for which any of the Companies or LUHI has liability (whether or not shown on any Tax Return) have been paid in full;

(c) there are no extensions of time in effect with respect to the dates on which any Tax Returns of the Companies or LUHI were or are due to be filed;

(d) all deficiencies asserted as a result of any examination of any Tax Returns of the Companies or LUHI have been paid in full, accrued on the Financial Statements (in accordance with U.S. GAAP (with respect to the Audited Financial Statements) or UK GAAP (other than with respect to the Audited Financial Statements), as applicable) or finally settled;

(e) no claims have been asserted in writing for any material Taxes of the Companies or LUHI, and no proposals or deficiencies for any material Taxes of the Companies or LUHI are being asserted, proposed or, to Seller’s Knowledge, threatened, and no audit or investigation of any Tax Return of the Companies or LUHI is currently underway, pending or, to Seller’s Knowledge, threatened;

(f) neither LUHI nor any of the Companies have failed to withhold or pay to the applicable Taxing Authority any material Taxes required to have been withheld and paid in connection with amounts paid to any Person;

(g) there are no outstanding waivers or agreements by or on behalf of the Companies or LUHI for the extension of time for the assessment of any material Taxes or any deficiency thereof;

(h) there are no material Liens for Taxes against any asset of the Companies or LUHI (other than Liens for Taxes which are not yet due and payable);

(i) none of the Companies are party to any Tax sharing or similar agreement under which any of the other Companies or LUHI will have any liability after the Closing (excluding commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes);

(j) neither LUHI nor any of the Companies have (i) ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return other than the affiliated group of which LUHI has been the common parent for taxable periods ending after January 1, 2008, or (ii) any liability for the Taxes of any Person pursuant to Section 1.1502-6 of the Treasury Regulations (or any comparable provision of state, local or non-U.S. Law), or as a transferee or successor, by Law, by Contract or otherwise;

(k)(i) the unpaid Taxes of the Companies and of LUHI did not, as of the dates of each of the Audited Financial Statements, exceed the reserve for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of each applicable Audited Financial Statement, (ii) since December 31, 2011, neither LUHI nor any of the Companies or LUHI have incurred any material liability for Taxes outside the ordinary course of business and (iii) as of the Closing Date, the unpaid Taxes of the Companies will not exceed the amount of such Taxes included as a current liability in the determination of Final Net Working Capital;

(1) no claim has been made in a jurisdiction where the Companies or LUHI do not file a Tax Return that any Company or LUHI is or may be subject to taxation by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, and neither LUHI nor any of the Companies have engaged in a trade or business, had a permanent establishment or otherwise become subject to Tax jurisdiction in a country other than the country of its formation;

(m) none of the Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of any: (i) change in accounting method made prior to the Closing; (ii) installment sale prior to the Closing; (iii) agreement with any Tax authority made or entered into prior to the Closing; (iv) prepaid amount received prior to the Closing; (v) election pursuant to Section 108(i) of the Code; (vi) application of section 17, section 78, section 79, or sections 80 to 80.04 of the Income Tax Act (Canada), or any equivalent provision under applicable provincial law; and (vii) Ropak Holdings’ excess loss account within the meaning of Section 1.1502-19 of the Treasury Regulations in the stock ofRopak;

(n) the prices and terms for the provision of any property or services by or to each of the Companies and LUHI are arm’s length for purposes of the relevant transfer pricing Laws and the Income Tax Act (Canada), and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained;

(o) neither LUHI nor any of the Companies or any of their respective predecessors have (i) within the past three (3) years, been party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code; or (ii) been party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulation§ 1.601l-4(b)(l), or any other transaction requiring disclosure under analogous state, local or foreign Law;

(p) after giving effect to the Closing, none of the Companies will be party to any material intercompany transaction within the meaning of Section 1.1502-13 of the Treasury Regulations which has not yet been recognized;

(q) the Shares are not “taxable Canadian property” for the purposes of the Income Tax Act (Canada); and

(r) no amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, director or other service provider of any of the Companies who is a “disqualified individual” within the meaning of Section 2800 of the Code could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement. No Employee Benefit Plan provides for a gross-up, indemnification or other reimbursement of Taxes due under Section 4999 of the Code.

4.18 Related Party Arrangements. Except as set forth on Schedule 4.18(a) or in the case of any Employee Benefit Plan, no Related Person of Seller or any Company owns or has any interest in any material property (whether real, personal or mixed and whether tangible or intangible) which is used or held for use in the business of the Companies, is a party to any Contract with any Company or performs any services for, or on behalf of, any Company or its business. Schedule 4.18(b) sets forth a description of each Related Party Payable and each Related Party Receivable as of the date set forth on Schedule 4.18(b). Except as set forth Schedule 4.18(b), there are no Related Party Payables or Related Party Receivables as of the date set forth on Schedule 4.18(b). Schedule 4.18{c) sets forth a description of each Related Party Payable and each Related Party Receivable as of the Closing Date, after giving effect to the Restructuring. Except as set forth Schedule 4.18(c), there will be no Related Party .Payables or Related Party Receivables as of the Closing Date.

4.19 Brokers, Finders and Investment Bankers. Except for Rothschild, Inc., the fees and expenses of which will be Transaction Expenses, neither Seller nor any Company has engaged any broker, finder or investment banker or will be liable for any investment banking, brokerage or finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement.

4.20 Customers and Suppliers. Schedule 4.20 sets forth a complete and accurate list of the names of (i) the twenty (20) largest customers (by revenue) of the Companies, taken as a whole, for the most recently completed fiscal year, and for the nine-month period ended September 30, 2012, showing the aggregate total sales to each such customer during each such period and (ii) the ten (10) largest suppliers (by dollar-value of total purchases) of the Companies, taken as a whole, for the most recently completed fiscal year and for the nine-month period ended September 30, 2012 showing the aggregate total purchases from each such supplier during each such period. As of the date of this Agreement, except as disclosed on Schedule 4.20, neither Seller nor any Company has received any written or, to Seller’s

Knowledge, oral communication from any customer or supplier named, or required to be named, on Schedule 4.20 of any intention or threat to terminate or materially reduce purchases from or supplies to, or change in any material adverse respect their relationship with any Company, nor to Seller’s Knowledge is any such action being considered.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to the terms, conditions and limitations set forth in this Agreement, Buyer represents and warrants to Seller as of the date hereof and as of the Closing as follows:

5.1 Organization; Authority; Execution and Delivery; Enforceability. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Buyer is licensed or qualified to do business and in good standing in each jurisdiction in which the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a material adverse effect on Buyer. Buyer has the right, power and capacity to execute, deliver and perfonn this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and (when duly authorized, executed and delivered by Seller) constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors’ rights generally and general principles of equity that restrict the availability of equitable remedies.

5.2 Consents and Approvals. Except as set forth on Schedule 5.2 and the applicable requirements of the HSR Act and the Investment Act, neither the execution, delivery or performance by Buyer of this Agreement nor the consummation of the transactions contemplated hereby will (with or without the giving of notice or the lapse of time, or both) (a) violate any provision of the articles of incorporation or bylaws of Buyer or any comparable charter or organizational documents of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority; (c) result in a breach of or result in a default (or give rise to any right of termination, cancellation) under any of the tenns, conditions or provisions of any Contract to which Buyer is a party; or (d) violate any Law or Order applicable to Buyer, excluding from clauses (b), (c) and (d) such requirements, filings, permits, authorizations, consents, approvals, violations, breaches or defaults that would not materially and adversely impact Buyer’s ability to consummate the transactions contemplated by this Agreement.

5.3 Litigation. There are no Actions pending or, to Buyer’s Knowledge, threatened, which challenge the validity of this Agreement or which would be reasonably likely adversely to affect or restrict Buyer’s ability to consummate the transactions contemplated by this Agreement.

5.4 Purchase for Investment. Buyer is aware that the Shares are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities Laws. Buyer is purchasing the Shares solely for investment, with no present intention to distribute the Shares in violation of the Securities Act, and Buyer will not sell or otherwise dispose of the Shares except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, and any other applicable securities Laws.

5.5 Financial Ability. As of the date hereof, Buyer has received one or more executed debt commitment letters dated November 30, 2012, (the “Commitment Letters”) from the Lenders (the debt financing committed pursuant to the Commitment Letters, the “Financing”), pursuant to which each Lender has committed, subject to the terms and conditions set forth therein, to provide to Buyer the amount of financing set forth in the Commitment Letters. A true and complete copy of each Commitment Letter, other than the fee letters related to each Commitment Letter, has been previously provided to Seller. As of the date hereof, each Commitment Letter is valid and in full force and effect. As of the date hereof, the obligations to fund the commitments under the Commitment Letters are not subject to any condition, other than the conditions expressly set forth in the Commitment Letters. The aggregate proceeds contemplated by the Commitment Letters, together with available cash of Buyer, will be sufficient for Buyer to complete the transactions contemplated by this Agreement to be entered into at the Closing.

5.6 Solvency. Assuming (i) the conditions set forth in Article VU have been satisfied, (ii) the accuracy of the representations and warranties set forth in Article IV, (iii) the Companies and Seller have performed and complied with all covenants and agreements required to be performed by them hereunder, and (iv) any estimates, projections or forecasts prepared by or on behalf of Seller or the Companies that have been provided to Buyer or its Representatives have been prepared in good faith based upon assumptions that were and continue to be reasonable, (A) immediately after giving effect to the transactions contemplated by this Agreement, Buyer and each of its Subsidiaries shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (B) immediately after giving effect to the transactions contemplated by this Agreement, Buyer and each of its Subsidiaries shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred, in each case by Buyer, in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Buyer or its Subsidiaries.

5.7 Brokers, Finders and Investment Bankers. Neither Buyer nor any of its Affiliates has employed any broker, finder, or investment banker or will be liable for any investment banking, brokerage or finders’ fees in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer, other than any broker, finder, or investment banker the fees and expenses of which shall be paid by Buyer.

5.8 Independent Investigation; No Reliance. Buyer has conducted its own independent review and analysis of the Companies and their condition, cash flow and prospects,

and acknowledges that it has been provided access to the properties, premises and records of the Companies for this purpose. Buyer understands, acknowledges and agrees that the representations and warranties of Seller expressly and specifically set forth in Article IV (as qualified and modified by the Schedules) constitute the sole and exclusive representations and warranties to Buyer in connection with the transactions contemplated hereby. Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the Companies or any one of them, or the quality, quantity or condition of the assets of the Companies) are specifically disclaimed by Seller. Neither Seller nor any of the Companies nor any other Person makes or provides, and Buyer hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose or conformity to samples, except as expressly and specifically set forth in Article IV (as qualified and modified by the Schedules). In connection with Buyer’s investigation of the Companies, Buyer has received certain projections, including projected statements of operating revenues and income from operations of the Companies and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Accordingly, Buyer hereby acknowledges that neither Seller nor any Company is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, or any other matters except as expressly and specifically set forth in Article IV. Except as contemplated by this Agreement, neither Seller nor any Company shall have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use or reliance on, any such estimates, projections and forecasts or any information, confidential information memoranda, documents or material made available to Buyer in any data rooms, virtual data rooms, management presentations or in any other fonn in expectation of, or in connection with, the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 5.9 or elsewhere in this Agreement, nothing in this Agreement, or any other document incorporated into or referenced in this Agreement, will operate to limit any claim by Buyer or any of its Affiliates (including, after the Closing, the Companies) for fraud.

ARTICLE VI.

COVENANTS

6.1 Conduct of the Business. During the period from the date of this Agreement to the Closing, except as otherwise expressly provided by this Agreement, or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall cause each of the Companies and LUHI, in each case substantially in accordance with past practice, (a) to use its respective reasonable best efforts to (i) conduct its respective business in the ordinary course consistent with past practices, (ii) maintain, preserve intact and retain its current relationships with customers and suppliers and other Persons with which it has material business relationships, (iii) keep available the service of its current officers and employees, (iv) comply with all applicable Laws and contractual obligations, (v) maintain and keep its properties and assets in the present condition, ordinary wear and tear excepted, and maintain available supplies and inventories in quantities consistent with past practice and (vi) maintain in full force and effect all Insurance Policies in effect on the date hereof, other than renewals of such policies for, or the entry into replacement polices providing, substantially similar levels of coverage; and (b) except as explicitly set forth in Schedule 6.1, not to:

(i) make any material change in its line of business;

(ii)(A) other than in the ordinary course of business consistent with past practice, enter into any Contract that would be included in the definition of Material Contracts if it had been entered into as of the date of this Agreement, or (B) amend or modify in any material respect, waive any material right under or terminate any Material Contract (or Contract described in clause (A));

(iii) amend any Organizational Document of any Company; effect or authorize any restructuring, reorganization or complete or partial liquidation; reclassify, split, combine, redeem or subdivide, or issue, sell, deliver, pledge, dispose of or otherwise encumber, directly or indirectly, any of the Shares or any capital stock or other Equity Interests of any Company; or allow any other Person to take any of the foregoing actions;

(iv) make, declare, set aside, authorize or pay any dividend, or make any other distribution in respect of, any of Equity Interests of any Company other than (x) cash dividends paid in full prior to Closing and (y) cash dividends or distributions by one or more Companies to another Company;

(v) acquire (whether by merging or consolidating with, or agreeing to merge or consolidate with, or purchasing, or agreeing to purchase, Equity Interests in or substantially all, or a material portion, of the assets of, or otherwise acquire) any business or any corporation, limited liability company, partnership, association or other Person or business organization or division thereof;

(vi)(A) create, assume, incur or become obligated with respect to any Indebtedness, other than borrowings or draws on unsecured intercompany financing arrangements (all of which constitute Related Party Payables hereunder) in the ordinary course of business consistent with past practice, or (B) pay any amounts on any Indebtedness, including any amount of principal or interest (including PIK interest) thereon, except for the payment of interest (including PIK interest) that is required to be paid in cash in accordance with the terms of such Indebtedness as of the date hereof;

(vii) other than (A) the sale by LUHI of the $1 million Roper insurance policy to the Seller, and (B) the sale by LUHI of the Buckhorn Legal Defense Costs Claims to Seller, in both cases, in connection with the Restructuring, sales of inventory and obsolete equipment in the ordinary course of business, sell, license, lease, sublease, mortgage, pledge or otherwise encumber, suffer to exist any Lien on (other than Permitted Liens), or dispose of or otherwise transfer any of properties, assets or equipment owned by any Company;

(viii) make any loans, investments, contributions or advances in or to any Person, except for loans or advances in the ordinary course of business consistent with past practice to any employee of the Companies for expense incurred in connection with the operation of the business of the Companies;

(ix) fail to make capital expenditures in accordance with Schedule 6.1(b)(ix);

(x) make any material change to its policies or practices regarding the extension of customer credit, sales of inventory, collection of accounts receivable or payment of accounts payable;

(xi) waive, release, settle or compromise any pending or threatened Action (A) having a value in excess of $250,000 individually or (I) $500,000 in the aggregate (provided, however, in the event that the Closing shall not have occun-ed within sixty (60) days of the date of this Agreement, such amount shall be increased to $1,000,000 in the aggregate), (B) relating to the transactions contemplated by this Agreement or (C) involving any (I) admission of wrongdoing by any Company or (II) recourse against, or obligation of, any Company other than the payment of monetary damages;

(xii) fail to renew any material Pennit that expires prior to the Closing Date;

(xiii) make any material change in any method of accounting or accounting practice by the Companies, except for any such change required by reason of a concun-ent change in UK GAAP, the Code or applicable Law;

(xiv) make or change any Tax election; settle or compromise any claim, notice, audit or assessment in respect of Taxes; adopt or change any method of Tax accounting; file any amended Tax Return (except as otherwise provided in Section 6.12(e), provided that the filing or amendment thereof could not reasonably be expected to adversely affect Buyer, the Companies or their respective Affiliates after the Closing); enter into any Tax allocation, indemnity, sharing, closing or similar Contract; surrender, settle or compromise any right to claim a Tax refund (other than any Tax refund set forth on Schedule 6.12(e), provided that the settlement thereof could not reasonably be expected to adversely affect Buyer, the Companies or their respective Affiliates after the Closing); or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment;

(xv) except as required by Law or the existing terms of an Employee Benefit Plan, (a) increase, accelerate the vesting or payment of or accelerate the funding of, compensation payable to or other benefits provided to, or grant any bonus to, its directors, officers, employees or consultants, other than the payment of bonuses to non-management employees in the ordinary course of business consistent with past practice, (b) grant any rights to severance or termination pay or notice, or enter into or amend any employment agreement or severance agreement, (c) terminate, adopt, establish or amend any Employee Benefit Plan, or (d) hire, terminate (other than for cause), promote, demote or otherwise materially change the employment status or title of any of its officers or employees, other than non-management employees in the ordinary course of business consistent with past practice;

(xvi) effectuate any “plant closing” or a “mass layoff” (as defined in WARN or similar state law) affecting any single site of employment or one or more facilities or operating units within any single site of employment of any Company;

(xvii) grant, or fail to renew, any material right or license m any material Intellectual Property Right; or

(xviii) authorize, commit or agree to take any of the actions described in this Section 6.l(b).

6.2 Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including the provisions of Section 6.3, which shall control with respect to actions required in connection with obtaining approval under the HSR Act), Seller and Buyer shall use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby; provided, however, that neither Buyer, Seller nor any Company shall be required to pay any fee, penalty or other consideration to obtain any license, permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the transactions contemplated hereby (except that Seller agrees that it shall pay any fee or other consideration required in connection with the repayment of the Indebtedness and the release of the related Liens). Without limiting the foregoing, prior to and at the Closing, Seller shall take all action necessary to cause its Affiliates (including, at or prior to the Closing, the Companies) to comply with its obligations under this Agreement, and Seller shall not authorize, or otherwise permit, any Company to take any action (or omit to take any action) in violation of this Agreement. Notwithstanding anything to the contrary in this Agreement, Seller shall cause each Company not to make any payments or otherwise pay any consideration to any third party, or agree to modify the terms of any Contract, waive any right or grant any concession in each case to obtain any consent or release, except for the payment of cash amounts that will be paid in full prior to the Closing and fully reflected in the calculation of the Estimated Purchase Price and Final Purchase Price. At or after the Closing, Buyer and Seller shall use their commercially reasonable efforts to execute and deliver such other documents, certificates, and agreements, and take such other actions, as may be necessary or desirable in order to consummate the transactions contemplated by this Agreement, or confirm, record or evidence the authorization, execution, delivery or performance of this Agreement or consummation of the transactions contemplated by this Agreement.

(b) Seller Parent shall cause Seller to comply with each of Seller’s obligations, covenants and agreements hereunder.

6.3 Governmental Filings. Each Party shall promptly after execution of this Agreement, but in no event later than three (3) Business Days after the date hereof, make or cause to be made all filings, submissions and notifications as are required under the HSR Act. Each Party shall promptly furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under such Laws. Each Party shall promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the transactions contemplated hereby, unless otherwise prohibited by applicable Laws, including competition laws; provided, however, that Buyer may, prior to providing any such copy to Seller, redact such copy to the extent the information therein (i) does not relate to the assets or business of the Companies or (ii) otherwise reveals Buyer’s valuation or negotiating strategy with respect to the transactions contemplated hereby. Without limiting the generality of the foregoing, each Party shall promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Authority in connection therewith and shall promptly (i) comply with any such inquiry or request and (ii) provide the other with a description of the information provided to any Governmental Authority with respect to any such inquiry or request, in each case unless otherwise prohibited by applicable Laws, including competition laws. In addition, each Party shall keep the other apprised on a prompt basis of the status of any such inquiry or request. Buyer and Seller shall each be responsible for 50% of any and all filing fees associated with any filings under the HSR Act. Notwithstanding anything in this Agreement to the contrary, in no event shall Buyer or any of its Affiliates be required, and in no event shall Seller or any Company be permitted, to offer or agree to sell or otherwise dispose of, or hold separate, agree to conduct, license or otherwise limit the use of any of the assets, categories of assets or businesses or other segments of the Companies or their respective business, or Buyer or any of its Affiliates, or to agree to any change in its business or any other restriction or condition with respect thereto required or requested by a Governmental Authority.

6.4 Fees and Expenses. Except as otherwise expressly provided herein, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses, it being understood that legal, accounting and other third party fees and expenses of the Companies incurred on or prior to the Closing in connection with the transactions contemplated hereby shall be the responsibility of Seller.

6.5 No Solicitation. From the date hereof to the Closing Date, Seller shall not, and shall cause each of its Affiliates (including the Companies) not to, and shall use reasonable best efforts to cause its and its Affiliates’ respective Representatives not to, directly or indirectly, encourage, solicit, initiate or engage in discussions or negotiations with, or provide any information to, any Person (other than Buyer and its Affiliates and Representatives), concerning any merger, sale of substantial assets, sale of shares of capital stock, Equity Interests or similar transactions involving any Company or a substantial portion of the assets of any Company, or enter into any agreement with respect thereto.

6.6 Access to Information. From the date hereof to the Closing Date, Seller shall cause the Companies to afford to Buyer and its Representatives and prospective lenders reasonable access to the properties, accounts, Contracts, books and records of each Company, and furnish Buyer and its Representatives and prospective lenders such financial, operating and other data and information as Buyer may reasonably request; provided, however, that any such access by Buyer and its Representatives and prospective lenders shall be conducted pursuant to reasonable prior notice during normal business hours under the supervision of agent(s) designated by Seller, and shall not unreasonably interfere with the business operations of the Companies.

6.7 Restructuring. Prior to the Closing Date, Seller shall effectuate the Restructuring consistently in all respects (other than with any such changes that are not material and to which Buyer provides its prior written consent, such consent not to be unreasonably withheld, conditioned or delayed) with Exhibit 1.l(a) and provide evidence reasonably satisfactory to Buyer of the same. Seller shall keep Buyer apprised of the status of the Restructuring and all steps taken in connection therewith.

6.8 Financing. Buyer hereby covenants and agrees that, subject to Article VIU, its obligations under this Agreement are not conditioned upon the availability of financing. Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Commitment Letters, including using commercially reasonable efforts to, as promptly as possible, (a) satisfy on a timely basis (taking into account the Marketing Period) all conditions applicable to Buyer obtaining the Financing set forth therein that are within Buyer’s control, (b) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letters (including those terms in the fee letter associated with such Commitment Letter) or on such other terms acceptable to Buyer and Buyer’s financing sources that would not adversely impact, in any material respect, the ability or likelihood of Buyer to consummate the transactions contemplated hereby, and (c) subject to the terms of this Agreement and the terms of the Commitment Letter, consummate the Financing at or prior to the Closing. Buyer may amend or modify the tenns of the Commitment Letters or waive any provision or remedy thereunder (including with respect to the addition of lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letters as of the date hereof) unless such amendment, modification or waiver would, or would reasonably be expected to, when taken together with all such amendments and modifications, (i) delay or prevent the Closing Date (taking into account the Marketing Period), (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely in any material respect to occur or (iii) adversely impact in any material respect the ability of Buyer to enforce its rights against the other parties to the Commitment Letters or the definitive agreements with respect thereto, the ability of Buyer to consummate the transactions contemplated by this Agreement to be consummated at the Closing or the likelihood of the consummation of such transactions to be consummated at the Closing. If all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, Buyer shall use its commercially reasonable efforts to arrange and obtain alternative financing from alternative sources on terms and conditions that are no less favorable, in the aggregate, to Buyer than those set forth in the Commitment Letters. From the date hereof until the Closing Date, Buyer shall promptly notify Seller upon becoming aware of any change or fact of which Buyer is aware that constih1tes a material breach by any party to, or any termination of, the Commitment Letters.

6.9 Confidentiality.

(a) Notwithstanding any provision in this Agreement to the contrary, the letter agreement dated July 1, 2012 (the “Confidentiality Agreement”) by and between Seller and Platinum Equity Advisors, LLC (as amended by that certain letter agreement dated October 12, 2012) shall, subject to the terms thereof, remain in full force and effect and survive the execution and delivery of this Agreement and the termination of this Agreement for any reason.

(b) Effective as of the Closing, (i) to the extent any right or interest of Seller or any Affiliate of Seller under any Transaction Confidentiality Agreement is assignable without the consent of a third party, Seller hereby assigns to Ropak Holdings, and agrees to cause each of its applicable Affiliates to assign to Ropak Holdings, all rights and interests of such Person under any Transaction Confidentiality Agreement to which such Person is a party to the extent of such Person’s rights thereunder related to information of the Companies, and (ii) to the extent any right or interest of such Person under a Transaction Confidentiality Agreement is not assignable without the consent of a third party, Seller agrees to, and to cause each of its applicable Affiliates to, use its reasonable best efforts to enforce at Buyer’s sole cost and expense its rights under any such Transaction Confidentiality Agreement for the benefit of Buyer and the Companies, as Buyer reasonably requests.

(c) From and after the Closing, Seller shall, and shall cause each of its Affiliates and its and their respective Representatives to, hold in confidence and not disclose, publish or make use of, without the prior written consent of Buyer all knowledge and information of a proprietary or confidential nature with respect to the business, personnel, assets or liabilities of one or more Companies; provided, that the foregoing shall not apply to information that was or becomes generally available to the public other than as a result of any action or inaction by Seller or any of its Affiliates or its and their respective Representatives that is (i) in violation of Section 6.9 or (ii) that occurred prior to Closing and would have been in violation of Section 6.9 if it had occurred prior to Closing.

6.10 Public Announcements. Except as otherwise required by Law, neither of the Parties shall, and each Party shall cause its respective Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned; provided, however, that (a) Buyer and its Affiliates shall be permitted to disclose information concerning this Agreement and the transactions contemplated hereby (i) to its employees, equity owners, partners, prospective partners, investors, prospective investors, professional advisors, and lenders who (in the reasonable opinion of Buyer) have a need to know such information and who agree to keep such information confidential or are otherwise bound to confidentiality and (ii) after the Closing, in connection with the customary fundraising, marketing, informational or reporting activities of Buyer or its Affiliates and (b) Buyer’s financing sources and other professional advisors may publish “tombstones” or other customary announcements which do not contain pricing details that are not otherwise publicly available, in each case, without Seller’s consent. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the Parties.

6.11 Access to Books and Records.

(a) From and after the Closing, Buyer shall, and shall cause each of the Companies to, provide Seller and its authorized representatives with reasonable access (for the purpose of examining and copying (at Seller’s expense)), upon reasonable advance notice and during normal business hours, to the books and records of the Companies to enable Seller to prepare financial statements or Tax Returns or deal with Tax audits or any pending or threatened litigation, in each case, relating to periods or occurrences prior to or on the Closing Date;

provided that such access shall not unreasonably disrupt the normal operations of the Companies. Unless otherwise consented to in writing by Seller, Buyer shall not, and shall not permit any of the Companies to, for a period of seven (7) years following the Closing Date, or for any longer periods as may be required by any Governmental Authority or ongoing litigation, destroy, alter or otherwise dispose of any of the books and records of any of the Companies (relating to Taxes in respect of the Companies) for any period prior to the Closing Date.

(b) From and after the Closing, Seller Parent and Seller shall, and shall cause each of their Affiliates to, provide Buyer and its authorized representatives with reasonable access (for the purpose of examining and copying), upon reasonable advance notice and during normal business hours, to those books and records in the possession Seller Parent, Seller and their Affiliates that (i) contain information not in the possession, custody or control of the Companies and (ii) directly relate to the operation of the Companies, their respective assets, liabilities or personnel, or are or were necessary for purposes of, or otherwise used in connection with, preparing the Financial Statements in a manner consistent with the Companies’ historical practice, in each case, relating to periods or occurrences prior to or on the Closing Date; provided that such access shall not unreasonably disrupt the normal operations of Seller Parent, Seller or their Affiliates. Unless otherwise consented to in writing by Buyer, Seller Parent and Seller shall not, and shall not permit any of their Affiliates to, for a period of seven (7) years following the Closing Date, or for any longer periods as may be required by any Governmental Authority or ongoing litigation, destroy, alter or otherwise dispose of any of such books and records; provided that the foregoing covenants shall not restrict Seller Parent, Seller or any of their Affiliates from liquidating and/or dissolving, and the covenants in this Section 6.11(b) shall expire with respect to any Person upon such Person’s liquidation and/or dissolution; provided, further, however, that Seller and Seller Parent shall provide Buyer with no less than ninety (90) days’ prior written notice of any such liquidation and/or dissolution.

6.12 Tax Matters.

(a) Pre-Closing Tax Period Returns. The Companies and LUHI shall, and Seller shall cause the Companies and LUHI to, prepare and timely file, at the Companies’ expense and in accordance with applicable Law, all Tax Returns required to be filed by the Companies and/or LUHI on or prior to the Closing Date, and pay all Taxes due in connection therewith (including, for the avoidance of doubt, estimated Taxes). Buyer shall, at Seller’s expense, cause to be prepared and timely filed any Tax Returns required to be filed by any Company after the Closing Date (collectively, the “Seller Tax Returns”) for any taxable period or periods ending on or before the Closing Date (in each case, a “Pre-Closing Tax Period”), but in the case of all Seller Tax Returns which are for non-income Taxes, Seller’s expense for the preparation of such Seller Tax Returns (for the avoidance of doubt, excluding any amended Tax Returns filed pursuant to Section 6.12(e), the expenses of which shall be disregarded for purposes of this sentence) shall not exceed $40,000 in the aggregate; provided further that Seller shall not be charged for any Tax Return preparation costs to the extent such costs have been included as a current liability in the Final Net Working Capital as reflected on the Final Closing Statement. Seller shall have the obligation to pay the Taxes of the Companies due in respect of such Seller Tax Returns for all Pre-Closing Tax Periods no later than five (5) Business Days before Buyer is required to file such Seller Tax Returns with the applicable Taxing Authority (including extensions), except to the extent the amount of the specific Taxes were included as a current liability in determining the Final Net Working Capital as reflected on the Final Closing Statement. All such Seller Tax Returns shall be prepared in accordance with applicable Law as of the date such Seller Tax Return is filed. As long as Seller is liable for the Taxes due in respect of such Seller Tax Returns and there are Escrow Funds remaining sufficient to cover the Taxes shown as due on such Seller Tax Returns (disregarding for this purpose any Escrow Funds subject to outstanding claims made in writing by a Taxing Authority or other third party), Buyer shall submit each of the draft Seller Tax Returns (and related work papers and supporting information) to Seller (or its written designee) at least twenty-five (25) Business Days in the case of income Tax Returns, or ten (10) Business Days in the case of non-income Tax Returns, prior to the due date for filing such Seller Tax Returns (taking into account any extensions filed by the applicable Party thereto) and Seller shall review (or cause to be reviewed) and comment on such Seller Tax Returns in good faith within fifteen (15) Business Days in the case of income Tax Returns, or eight (8) Business Days in the case of non-income Tax Returns, after receipt thereof. If Seller (or its written designee) delivers comments in writing to Buyer within such period, subject to the remainder of this Section 6.12(a), Buyer shall cause any such reasonable comments to be reflected on such Seller Tax Returns unless such comments: (i) could materially affect a taxable period (including the portion of a Straddle Period) beginning on or after the Closing Date; (ii) are inconsistent with past practice; or (iii) are inconsistent with applicable Law as of the date the applicable Seller Tax Return is filed. In the event of a disagreement concerning any Seller Tax Return or any comments made by Seller thereto pursuant to this Section 6.12(a), Seller and Buyer shall use their respective good faith efforts to resolve any disagreement in connection with such Seller comments. In the event Buyer and Seller are unable to agree on any such revisions within ten (10) Business Days after Seller provides its comments, Buyer and Seller shall resolve the disagreement pursuant to the terms and conditions of Section 2.5(b)(ii), with such changes as are necessary to apply such dispute resolution procedure to this disagreement. Upon the final determination of such disagreement pursuant to Section 2.5(b)(ii), Buyer shall file such Seller Tax Returns promptly but no later than five (5) Business Days after such final determination. Notwithstanding anything to the contrary in this Section 6.12(a), Buyer shall be entitled to file such Seller Tax Returns without having incorporated the disagreed upon changes to avoid a late filing of such Seller Tax Returns. In the event the Accounting Referee’s resolution of the disagreement pursuant to Section 2.5(b)(ii) necessitates that a Seller Tax Return filed in accordance with the previous sentence be amended, Buyer shall cause an amended Seller Tax Return to be filed that reflects such resolution; provided further, that the cost of preparing such amended Seller Tax Return shall be apportioned between Seller and Buyer in the manner described in the last sentence of Section 2.5(b )(ii}; provided, however, that Seller shall continue to have the obligation to pay the Taxes due and payable as shown on such Seller Tax Return, except to the extent the amount of such specific Taxes were included as a current liability in determining the Final Net Working Capital as reflected on the Final Closing Statement. The Parties agree that Ropak shall elect to comply with the safe harbor described in Revenue Procedure 2011-29, 2011-18 I.R.B. 746, in respect of success-based fees paid by Ropak in connection with this Agreement and the transactions contemplated hereby. Buyer and Seller further agree that, to the extent currently deductible and unless otherwise required by Law, the Transaction Deductions and the PIK interest, if any, paid by LUHI of approximately $7,600,000 on its Related Party Payable to Seller before the Closing Date, shall be reported on the applicable U.S. federal and state corporate income Tax Returns and if applicable, Canadian corporate income Tax Returns, solely as income tax deductions of the Companies for the Pre-Closing Tax Period that ends on the Closing Date (whether or not any Tax Return must be filed for such Pre-Closing Tax Period) pursuant to Treasury Regulation Section 1.1502-76(b)(l)(ii)(A)(l) which sets forth the “end of the day on the closing date” rule and any comparable or similar provision under state or local Law, and shall not be reflected on any Tax Return of Seller or its Affiliates, and, except as permitted by Law, such Transaction Deductions shall not be treated or reported as income tax deductions for any taxable period beginning after the Closing Date (including under Treasury Regulation Section 1.l 502- 76(b)(1)(ii)(B) or any comparable or similar provision under state or local Law).

(b) Certain Post-Closing Tax Returns. Buyer and Seller agree that the entire current Tax deduction for U.S. federal and state corporate and other applicable income Tax purposes with respect to the amount of the “repurchase premium” within the meaning of Treasury Regulations Section 1.163-7(c), which will be triggered upon the repayment on the Closing Date of the remaining principal balance of the Related Party Payable owed by LUHVRopak Holdings to Seller pursuant to the LINPAC Group Senior Facilities Agreement, dated as of June 20, 2003, as amended and restated on December 21, 2009, by and among LINPAC Group Holdings Limited, Deutsche Bank AG London and the other parties thereto (such Related Party Payable, the “Ropak Holdings Related Party Payable”), shall be reported on the applicable U.S. federal and state corporate and other applicable income Tax Returns that include Ropak Holdings as an income tax deduction of Ropak Holdings allocable to the day following the Closing Date pursuant to the “next day rule” under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) and any comparable or similar provision under state or local Law.

(c) Straddle Periods. In the case of any taxable period or periods of the Companies or LUHI starting on or before the Closing Date and ending after the Closing Date (in each case, a “Straddle Period”), with respect to Tax Returns required to be filed by any of the Companies or LUHI with respect to a Straddle Period (collectively, the “Straddle Period Returns”), for purposes of determining the amount of Taxes that are payable for a Straddle Period, the portion of such Taxes which relate to the pre-Closing portion of the Straddle Period ending on the Closing Date shall: (i) in the case of Taxes such as real and personal ad valorem taxes, sales taxes, employment taxes and other similar Taxes that in each case, are not measured by or based on income, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by the fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date (at the end of such Closing Date), and the denominator of which is the number of days in the entire Straddle Period; and (ii) in the case of all other Taxes, be deemed equal to the amount of Taxes which would be payable if the relevant Straddle Period ended on and included the Closing Date (at the end of such Closing Date). Seller shall have the obligation to pay solely those Taxes shown as due and payable by the Companies or LUHI on the applicable Straddle Period Returns with respect to the pre-Closing portion of a Straddle Period allocated to the Companies. Seller shall pay to Buyer those Taxes allocated to the Companies in the prior sentence no later than five (5) Business Days before Buyer is required to file such Straddle Period Reh1rns with the applicable Taxing Authority (including extensions), except to the extent the amount of the specific Taxes for a Straddle Period were included as a current liability in determining the Final Net Working Capital as reflected on the Final Closing Statement.

(d) Straddle Period Returns. Buyer shall, at its own expense, prepare all such Straddle Period Returns in a manner consistent with applicable Law. As long as Seller is liable for the Taxes due in respect of such Straddle Period Returns that are allocable to the pre-Closing portion of the relevant Straddle Periods and there are Escrow Funds remaining sufficient to cover such Taxes (disregarding for this purpose any Escrow Funds subject to outstanding claims made in writing by a Taxing Authority or other third party), Buyer shall provide Seller (or its written designee) with a copy of each such draft Straddle Period Return (and related work papers and supporting information) for review and comment not later than ten (10) Business Days prior to its due date (including extensions). Seller (or its written designee) shall review and comment on any such Straddle Period Returns eight (8) Business Days of receipt thereof. If Seller (or its written designee) delivers comments to Buyer within such period, Seller and Buyer shall use their respective good faith efforts to resolve any disagreement in connection with such Seller comments. In the event Buyer and Seller are unable to agree on any such revisions within two (2) Business Days after Seller provides its comments, Buyer and Seller shall resolve the disagreement under the terms and conditions of Section 2.5(b ), with such changes as are necessary to apply such dispute resolution procedure to this disagreement. Upon the final determination of such dispute, Buyer shall file such Tax Returns promptly but no later than five (5) Business Days after such final determination. Notwithstanding anything to the contrary in this Section 6.12(d), Buyer shall be entitled to file the applicable Straddle Period Return without having incorporated the disagreed upon changes to avoid a late filing of such Straddle Period Return. In the event the Accounting Referee’s resolution of the dispute under Section 2.5(b) necessitates that a Straddle Period Return filed in accordance with the previous sentence be amended, Buyer shall cause an amended Straddle Period Return to be filed that reflects such resolution; provided, further, that the cost of preparing such amended Straddle Period Return shall be apportioned between Seller and Buyer in the manner described in the last sentence of Section 2.5(b)(ii); provided, however, that Seller shall continue to have the obligation to pay the Taxes described in Section 6.12(c) payable by the Companies as shown on such amended Straddle Period Return with respect to the pre-Closing portion of the Straddle Period allocated to them under Section 6.12(c), except to the extent the amount of such specific Taxes were included as a current liability in determining the Final Net Working Capital as reflected on the Final Closing Statement.

(e) Tax Refunds. Buyer shall pay to Seller any cash refunds of Taxes (together with any interest received with such refund) described on Schedule 6.12(e) received by any Company after the Closing Date within ten (10) Business Days after receipt of such refund; provided, however, Buyer shall not be required to pay such refund to Seller to the extent such refund (or a claim for such refund) was included in Schedule 1.l(g), except to the extent of any Refund Shortfall (net of any reimbursed expenses included therein) previously paid to Buyer in accordance with this Section 6.12(e) with respect to such refund. To the extent that the full amount of any refund listed in Schedule 1.l(g) is not received by any Company within ten (10) months after the Closing Date, Seller shall indemnify and hold the Buyer Indemnified Parties (for the avoidance of doubt, including Ropak and Ropak Canada) harmless for the difference between (a) the amount with respect to such refund included in Schedule 1.l(g) and (b) the amount (net of reasonable expenses (including Taxes, if any) incurred by the Buyer Indemnified Parties in connection therewith) actually received by the Companies with respect to such refund (such difference, the “Refund Shortfall”). For the avoidance of doubt, Seller’s indemnification obligations pursuant to the immediately preceding sentence shall not be subject to the procedures set forth in Section 9.5. The Refund Shortfall shall be paid to Buyer immediately out of the Escrow Funds, and the Parties shall instruct the Escrow Agent without any delay to make such payment to Buyer. Further, for those Tax refunds set forth on Schedule 6.12(e) where an amended Tax Return of the Companies or LUHI must be filed for the Tax refund to be paid by the applicable Taxing Authority, then notwithstanding Section 6.l(b)(xiv), such amended Tax Return can be filed prior to the Closing Date at the direction and control of Seller upon notice to Buyer so long as such filing could not reasonably be expected to adversely affect Buyer, the Companies or their respective Affiliates after the Closing; provided, further, that if such amended Tax Return is not filed before the Closing Date, then Buyer shall prepare and file such amended Tax Return at Seller’s expense (such expense to include any third-party fees and any Taxes generated in a taxable period or portion thereof beginning after the Closing Date that are solely attributable to such amendment) as soon as practicable after the Closing Date and such amended Tax Return shall be treated for purposes of Section 6.12(a) (other than the second sentence thereof) as if it were a “Seller Tax Return” to the extent applicable, with an assumed due date for such amended Tax Returns of sixty (60) days after the Closing Date, or as soon thereafter as reasonably practicable, for Section 6.12(a) purposes. For the avoidance of doubt, any other refunds of Taxes of the Companies not described on Schedule 6.12(e) shall be for the account of Buyer and the Companies, and neither Buyer nor the Companies shall have any obligation to pay over any such other refunds to Seller. Buyer and Seller agree that, except as required by Law, the receipt by Seller of any Tax refund amounts (inclusive of interest thereon) paid by Buyer to Seller pursuant to this Section 6.12(e), and the receipt by Buyer of any Refund Shortfall pursuant to this Section 6.12{e), shall be treated by them for Tax purposes as adjustments to the Purchase Price.

(f) No Warranties of Tax Benefits to Buyer. Notwithstanding the provisions of this Section 6.12 whereby Buyer (rather than the Companies or Seller) may claim certain Tax benefits attributable to the consummation of the transactions contemplated by this Agreement, Buyer and Seller agree that notwithstanding anything to the contrary in this Agreement: (i) Seller is not warranting to Buyer under this Agreement the amount of Tax benefit that will be available to Buyer that is attributable to the repurchase premium pursuant to Treasury Regulation Section l.163-7(c); the Transaction Expenses; or the Transaction Deductions; and (ii) Buyer shall not be entitled to make any indemnification claim as a result of the amount of the net operating losses reflected on Buyer’s consolidated federal income Tax Returns that are attributable to the Transaction Expenses, Transaction Deductions or the repurchase premium pursuant to Treasury Regulation Section 1.163-7(c) ultimately allowed by any Taxing Authority being less than expected, except, in the case of the repurchase premium, as a result of any breach of or noncompliance by Seller or any of its Affiliates (other than, after the Closing, the Companies) with respect to any covenant contained within this Agreement concerning (A) the debt to which such repurchase premium relates, (B) the reporting of any tax items with respect to such debt or the payment thereof or (C) the Restructuring.

(g) Amendment of Tax Returns by Buyer. Without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned, or delayed, except as required by Law, Buyer shall not: (i) file or amend any Tax Return with respect to a Pre-Closing Tax Period; (ii) amend any Straddle Returns that have been filed; or (iii) extend or waive any statute of limitations or other period for the assessment of any Tax that relates to a Pre-Closing Tax Period.

(h) Transfer Taxes. Buyer and Seller shall each be responsible for 50% of all transfer, value-added, documentary, sales, excise, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”); provided, that notwithstanding the foregoing, Seller shall be responsible for, and shall pay, all Transfer Taxes arising in connection with the Restructuring. Buyer shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law or to the extent reasonably requested, each Party shall, and shall cause their respective Affiliates to, cooperate in the preparation and filing and join in the execution of any such Tax Returns and other documentation.

(i) No Section 338 Election. Buyer shall not cause or permit an election under Section 338 of the Code to be made with respect to the transactions contemplated by this Agreement.

(j) Preservation of Tax Records. As long as there are Escrow Funds remaining (disregarding for this purpose any Escrow Funds subject to outstanding claims), Buyer agrees that it shall, and it shall cause the Companies to: (i) preserve and keep all Tax books and records of the Companies for a period of seven (7) years after the Closing, or for any longer periods as may be required by any Governmental Authority or ongoing litigation; and (ii) make such Tax books and records available to Seller as may be reasonably required by Seller.

(k) Tax Proceedings. Buyer and its Affiliates, on the one hand, and the Seller and its Affiliates, on the other hand, shall promptly notify each other in writing upon receipt of notice of any inquiry, claim, assessment, audit or similar proceeding in respect of Taxes of the Companies (or of LUHI, to the extent the Companies could be liable for such Taxes) (a “Tax Proceeding”) for any Pre-Closing Tax Period; provided, that the failure to provide such notice shall not relieve any Person of any liability with respect to such Tax Proceeding except to the extent such Person was actually prejudiced by such failure. Seller shall control the prosecution of any Tax Proceeding relating (i) exclusively to Pre-Closing Tax Periods, and (ii) to the extent the relevant Tax Proceeding is severable, the portion of any Straddle Period allocated to Seller for which Seller must pay the Taxes pursuant to Section 6.12(c) hereof, and Buyer shall control any other Tax Proceeding. Each of Seller and Buyer shall be entitled to participate at its own expense with separate counsel in all aspects of any such Tax Proceeding controlled by the other Party pursuant to the immediately preceding sentence. The Party controlling such Tax Proceeding shall promptly deliver copies of any written communications in connection with such Tax Proceeding to the other Party, and shall not settle or compromise any such Tax Proceeding without the other Party’s prior written consent, not to be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, this Section 6.12(k) and not Section 9.5 shall govern Tax Proceedings and shall apply only for so long as there are Escrow Funds remaining sufficient to cover the Taxes that are indemnifiable by Seller in connection with the relevant Tax Proceeding (disregarding for this purpose any Escrow Funds subject to outstanding claims made in writing by a Taxing Authority or other third party).

(1) Cooperation. Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including, without limitation, access to books and records and execution of all reasonably requested powers of attorney and other documentation, as is reasonably necessary for the preparation, execution and filing of all Tax Returns by Buyer, Seller, the Companies and their respective Affiliates and any dispute or proceeding in connection therewith.

6.13	Employee Matters.

(a) From the date hereof to the Closing Date, Seller shall make available to Buyer for review records which are in Seller’s possession and which provide information regarding employees’ names, dates of hire by the Companies, salary histories, performance ratings and evaluations and disciplinary warnings or actions for all employees of the Companies. Seller and the Companies shall not be required to provide records the disclosure of which is prohibited by applicable Law.

(b) No employee of the Companies participates in an “employee benefit plan” (within the meaning of Section 3(3) of BRISA) or other compensation program sponsored or maintained by Seller or its Affiliates (other than the Companies).

(c) Notwithstanding anything in this Section 6.13 to the contrary, nothing contained herein, whether express or implied, shall (i) be treated as an amendment or other modification of any Employee Benefit Plan, (ii) shall limit the right of Buyer to amend, terminate or otherwise modify any employee benefit plan maintained by Buyer or any of its Affiliates or retain the employment of any employee following the Closing Date or (iii) confer upon any Person other than the Parties any legal or equity rights or remedies in respect of any Employee Benefit Plan.

(d) In respect of personal information (“Personal Information”) of the Companies that is protected by any applicable Laws governing privacy matters and the protection of personal information, Buyer shall, before the Closing, use commercially reasonable efforts to use any Personal Information that is disclosed to Buyer solely for purposes relating to the transactions contemplated by this Agreement, and if this Agreement is terminated, Buyer shall use commercially reasonable efforts to destroy or return the Personal Information to Seller.

6.14 Non-Competition and Non-Solicitation.

(a) Non-Competition. During the period beginning on the Closing Date and ending five (5) years after the Closing Date (the “Restricted Period”), in consideration for the agreements of Buyer herein, each of Seller and Seller Parent shall not, and shall cause each of its Affiliates not to, directly or indirectly, for its own account or for the account of any other Person, (x) initiate, undertake, acquire, participate in or engage in any Competitive Business, or (y) operate, perform, control, manage or have any ownership or debt interest or Equity Interest in, or otherwise provide any financial, operational or technical assistance to, any Person or business that engages in Competitive Business within the United States of America, Canada or Mexico (the “Restricted Territory”).

(b) Non-Solicitation of Customers. During the Restricted Period, each of Seller and Seller Parent shall not, and shall cause each of its Affiliates not to, directly or indirectly, on its own behalf or on behalf of any other Person, solicit or attempt to solicit, or establish or attempt to establish any business relationship with any customer of a Company in connection with or for the benefit of a Competitive Business.

(c) Non-Solicitation of Employees. During the Restricted Period, each of Seller and Seller Parent shall not, and shall cause each of its Affiliates not to, directly or indirectly, on its own behalf or on behalf of any other Person, solicit for employment or hire any employee of a Company; provided that Seller and its Affiliates shall be permitted to (i) issue general solicitations for employment so long as such solicitations are not specifically directed at any one or more employees of a Company and hire individuals who respond to such solicitations and (ii) hire any person who has not been employed by any Company for a period of six (6) months.

(d) Restrictive Covenants Not to Apply in Certain Circumstances. Buyer acknowledges and agrees that Seller or any or all of its Affiliates may be sold to non-affiliated Persons or any such Person may sell all or a portion of its business to non-affiliated Persons after the date of this Agreement. Buyer therefore acknowledges and agrees that the restrictive covenants set forth in this Section 6.14 shall not apply from and after the date a non-affiliated Person acquires Seller or any of its respective Affiliates or any or all of their respective businesses solely with respect to the Persons and businesses so acquired.

(e) Enforceability of Restrictive Covenants. Each of Seller and Seller Parent acknowledges and agrees that the covenants set forth in this Section 6.14 are necessary for the reasonable protection of Buyer and are a material inducement for Buyer to enter into this Agreement. Each of Seller and Seller Parent acknowledges and agrees that Buyer may not have an adequate remedy at Law for any breach or threatened or attempted breach of the covenants and agreements set forth in this Section 6.14, and Buyer shall, in addition to the other remedies that may be available to it under this Agreement or applicable Law, be entitled to equitable relief, including specific performance or injunctive relief for the enforcement of the covenants set forth in this Section 6.14. Each of Seller and Seller Parent acknowledges and agrees that the time, scope and geographic area of the covenants set forth in this Section 6.14 are reasonable, and if any such covenant is held to be unenforceable by reason of time, scope or geographic area, then such covenant shall be interpreted to extend to the maximum time, scope and geographic area for which it may be enforced as determined by a court of competent jurisdiction by final determination, and such covenant shall only apply in its reduced form. In the event of a breach or violation of this Section 6.14, the Restricted Period shall be tolled with respect to the applicable covenant for the duration of such breach or violation.

6.15 Cooperation with Financing.

(a) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall, and shall cause the Companies to, use commercially reasonable best efforts to provide Buyer with all cooperation as reasonably requested by Buyer in connection with Buyer’s arrangement of the Financing, including using commercially reasonable best efforts to cause the officers, employees, advisors and other representatives of Seller and the Companies to provide such cooperation. Such cooperation shall include: (i) subject to the remaining provisions of this Section 6.15(a), making appropriate officers available for participation in meetings, due diligence sessions, presentations, drafting sessions, sessions with ratings agencies and prospective financings sources and road shows, assistance in the preparation of offering memoranda, confidential information memoranda, private placement memoranda, prospectuses and similar documents and the execution and delivery of any definitive financing documents as may be reasonably requested by Buyer or any prospective lender to Buyer, (ii) furnishing Buyer and its financing sources with the Required Information and such other financial and operating data and other information with respect to the Companies as is reasonably requested by Buyer or any prospective lender to Buyer and is customarily required for completion of debt financings similar to the Financing, (iii) cooperation with the marketing efforts of Buyer and its financing sources for all or any portion of the Financing, (iv) providing and executing documents as may be reasonably requested by Buyer, including (A) documents requested by Buyer or its financing sources relating to the repayment of the existing indebtedness of the Companies and the release of related Liens, including customary payoff letters and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such debt; (B) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; (C) a certificate of the chief financial officer of the Companies with respect to solvency matters substantially in the form attached to the Commitment Letters; and (D) agreements, documents or certificates that facilitate the post-Closing creation, perfection or enforcement of Liens securing the Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consent and access letters) as are requested by Buyer or its financing sources, (v) executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral, in each case solely to the extent taking effect after the Closing, (vi) using commercially reasonable best efforts to satisfy the conditions precedent set forth in the Commitment Letters or any definitive documentation relating to the Financing to the extent the satisfaction of such conditions requires the cooperation of and is within the control of Seller or any Company, (vii) using commercially reasonable best efforts to cooperate with the financing sources’ due diligence investigation, to the extent customary and reasonable and not unreasonably interfering with the business of the Companies, and (viii) providing requested authorization letters to the financing sources (including with respect to absence of material non-public information in the public-side version of documents distributed to prospective financing sources). Buyer agrees that the execution by any Company of any documents in connection with the financing for the transactions contemplated by this Agreement shall be subject to the consummation of the transactions contemplated hereby at the Closing and such documents will not take effect until the Closing. Seller hereby consents on behalf of the Companies (and shall cause each Company to consent) to the use of the Companies’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Companies or the reputation or goodwill of the Companies.

(b) Buyer shall promptly upon any request by Seller reimburse Seller and/or the Companies for all reasonable and documented out-of-pocket costs and expenses incurred by Seller and/or the Companies or any of their respective representatives in connection with their compliance with Section 6.15(a) and shall indemnify and hold harmless Seller, the Companies, and each of their respective representatives from and against all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any historical information provided by Seller and/or the Companies for use in Financing offering materials, and except to the extent such losses, damages, claims, costs or expenses arise from the gross negligence or willful misconduct of Seller, any of the Companies or any of their respective representatives.

6.16 Release.

(a) Subject to Section 6.16(b), Effective as of the Closing, Seller, on behalf of itself and each of its Related Persons, hereby releases, and forever discharges, each Company and each of its past, present and future Affiliates, Subsidiaries, Representatives, successors and assigns, and their respective Representatives (collectively, “Releasees”), from any and all claims, demands, proceedings, causes of action, court orders, obligations, contracts, agreements (express or implied), debts and liabilities under or relating to the Shares, the Companies or their respective predecessors in interest or any of their respective businesses or assets, including any liability with respect to fiduciary or similar duties or arising under or pursuant to any shareholder agreement, employment or consulting agreement or other compensation arrangement (other than agreements and arrangements entered into between the Companies and Seller after the Closing Date) whether known or unknown, suspected or unsuspected, both at Law and in equity, which Seller or any of its Related Persons now has, has ever had or hereafter has against the respective Releasees as a result of any act, circumstance, occurrence, transaction, event or omission at or prior to the Closing.

(b) The release set forth in Section 6.16(a) shall in no way acquit, remise, release or discharge any Claims or rights of Seller or its Related Persons against Buyer, the Companies or their Affiliates relating to any obligation of Buyer pursuant to this Agreement.

6.17 Intercompany Arrangements; Guarantees.

(a) Except solely to the extent set forth in Schedule 6.17, all Contracts between any Company, on the one hand, and Seller or any Affiliate of Seller (other than a Company), on the other hand, shall not survive the Closing and are hereby terminated and cancelled in full as of the Closing, without any consideration or further liability to any party thereto (other than Related Party Receivables and Related Party Payables paid in accordance with Section 2.4) and without the need for any further documentation; provided that Seller and the Companies shall (or shall cause their respective Affiliates to) execute and deliver any documents necessary to effect such termination or cancellation at Closing.

(b) Seller shall, and shall cause each of its Affiliates (including the Companies) to, obtain, effective as of the Closing, the full and unconditional release of each Company from all guarantees, performance bonds, surety bonds, letters of credit and other analogous forms of support benefiting Seller or any of its Affiliates (other than the Companies), including those items listed on Schedule 6.17(b) (such items, whether or not listed on Schedule 6.17(b), the “Third Person Guarantees”); provided, however, that any such release must be effected pursuant to documentation reasonably satisfactory in form and substance to Buyer. To the extent the Closing occurs despite the failure of Seller and its Affiliates to obtain such a release of any Third Person Guarantee, Seller shall, and shall cause each of its Affiliates to, continue to cooperate with Buyer and use its commercially reasonable best efforts to obtain the release of such Third Party Guarantee as promptly as practicable.

6.18 Notice of Certain Matters. Until the Closing, Seller shall, and shall cause each Company to, give prompt written notice in reasonable detail to Buyer after becoming aware of (i) the discovery, occurrence or non-occurrence of any change, condition or event which would render any representation or warranty of Seller contained in this Agreement untrue or inaccurate in any material respect, (ii) the discovery, occurrence or non-occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect, (iii) any failure of Seller or any of the Companies to comply with or satisfy any covenant or agreement hereunder or any event or condition that would otherwise result in the nonfulfillment of any of the conditions to Buyer’s obligations hereunder, and (iv) any Action pending or threatened in writing relating to this Agreement or the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representations or warranties of Seller set forth in this Agreement or the conditions to the obligations of Buyer to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder. The failure to give any notice under this Section 6.18 shall not give rise to a termination right pursuant to Section 8.l(b) or constitute the failure of a condition to Closing under Section 7.2(b) to be satisfied, in each case to the extent that the underlying facts giving rise to such notice do not give rise to a termination right pursuant to Section 8.l(b) or constitute the failure of a condition to Closing under Section 7.2(b) to be satisfied.

6.19 [Intentionally Omitted].

6.20 Letter of Credit. Notwithstanding the provisions of Section 6.1, Seller, LUHI and/or the Companies may cause one or more letters of credit to be issued in the applicable amounts and to the applicable parties, in each case, set forth on Schedule 1.l(b), for purposes of collateralizing Deposits Corporate (each such letter of credit, a “Seller L/C”). At the Closing, Buyer shall cause one or more new letters of credit to be issued in replacement of the Seller L/Cs and will otherwise use its reasonable best efforts to assist in the cancellation and withdrawal of the Seller L/Cs. In the event that, as of 11:59 p.m. on the Closing Date, any cash amounts continue to be held as Deposits Corporate and, as a result of Buyer arranging for the letters of credit contemplated by the immediately preceding sentence, such cash amounts are returned to any Company, Buyer shall cause the applicable Company to pay promptly such cash amount (net of any costs or expenses actually incurred in connection with such recovery (excluding costs and expenses incurred by Buyer in arranging for the letters of credit contemplated by this Section 6.20)) to Seller.

6.21 Holdings Consent. Seller and Seller Parent shall use commercially reasonable efforts to obtain, as promptly as practicable (and in any event with fifteen (15) Business Days) after the date hereof, the consent of the lenders and shareholders of LINPAC Holdings to the sale of the Shares pursuant to the terms of this Agreement as required by the LINPAC Credit Agreement and the LINPAC Shareholders’ Agreement (the “Holdings Consent”). Without limiting the foregoing, Seller and Seller Parent shall cause LINPAC Holdings to deliver to such lenders and shareholders, no less than three (3) Business Days after the date hereof, a notice and information statement providing all requisite information as reasonably determined by LINPAC Holdings to solicit the Holdings Consent and, with respect to the lenders of LINPAC Holdings only, sufficient to commence any applicable waiting periods after which the Holdings Consent shall be deemed (in whole or in part) to have been obtained (such notice and statement, the “Consent Notice”). A statement to the effect that the directors of LINPAC Holdings have approved this Agreement and the transactions contemplated hereby and have recommended to such lenders and shareholders that such lenders and shareholders provide the Holdings Consent shall be included in the Consent Notice and any other request or notice issued to the lenders and shareholders of LINPAC Holdings pursuant to the terms of the LINPAC Credit Agreement and the LINPAC Shareholders’ Agreement. Neither Seller nor Seller Parent may, and each of them shall cause Holdings and their other Affiliates (and the boards of directors or other applicable governing bodies) not to, (i) withdraw, amend, qualify or modify in any manner adverse to Buyer, or propose (publicly or in any manner that would reasonably be expected to become known by any lender to, or shareholder of, Holdings) to withdraw, amend, qualify or so modify their approval and recommendation of this Agreement and the transactions contemplated hereby or (ii) approve or recommend, or propose (publicly or in any manner that would reasonably be expected to become known by any lender to, or shareholder of, Holdings) to approve or recommend, any transaction or agreement described in Section 6.5 (other than with Buyer or its Affiliates).

6.22 Auditor Cooperation. Seller hereby consents to Buyer or any of its Affiliates and their respective successors filing the Audited Financial Statements in statements and reports required by the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) and the Exchange Act to be filed by Buyer or its Affiliates and their respective successors from time to time (“SEC Filings”). Seller shall use reasonable best efforts, at Buyer’s cost and expense, to cause PWC to deliver to Buyer a duly executed letter in which PWC: (i) acknowledges that it understands that Buyer or one or more of its Affiliates intend to file the Audited Financial Statements in SEC Filings, and (ii) subject to its usual procedures and professional standards and after being given reasonable opportunity to review such SEC Filings and documents incorporated by reference therein, agrees that it shall consent to the references in such SEC Filings to PWC as experts and the inclusion of any of its audit reports on the Audited Financial Statements in any SEC Filing, until such financial statements and consents are no longer required to be included in such SEC Filing by the Securities Act or the Exchange Act. Seller shall use reasonable commercial efforts, at Buyer’s cost and expense, to cause PWC, including by providing customary representation letters covering the period prior to the Closing Date and other customary documents and instruments, to (A) consent to the inclusion of any of its audit reports on the Audited Financial Statements in any SEC Filing, and (B) issue customary comfort letters (concerning matters which are the subject of the Audited Financial Statements that may be required in connection with any offering of debt or equity securities by Buyer or any of its Affiliates or their respective successors (after being given reasonable opportunity to review such offering documents).

6.23 Website Transfer. Within one hundred twenty (120) days after the Closing Date, Seller shall cause any proprietary software including source code used in connection with the website, http:www.linpac.com/en/Our-Companies/LINP AC-Ropak/ (the “Subdomain”), and all content therein related to the Companies and their respective business, to be transferred to an Internet domain name designated by Buyer (the “Buyer Domain”), which Internet domain name shall be an Internet domain name either owned by one of the Companies or as mutually agreed by Buyer and Seller; provided that, if such transfer has not occurred as of the Closing Date, Seller shall (or shall cause its Affiliates to) continue to host, maintain and support the Subdomain in a manner consistent with past practice and in accordance with Buyer’s reasonable instructions (including making updates to the content of the Subdomain) at no cost to Buyer until the transfer has taken place. In addition, for a period of six (6) months following the Closing, Seller shall maintain all links to the Subdomain as they presently exist at http:www.linpac.com and shall forward visitors to these links to the Buyer Domain.

6.24 Assignment of Patents . Prior to the Closing Date, Seller shall take, as soon as reasonably practicable, all reasonable steps necessary to ensure that Ropak Corporation is the assignee on record in the relevant government registry or patent office, as applicable, with respect to all patents and patent applications set forth on Schedule 6.24 that remain in force as of the date hereof and shall correct all material defects in title affecting any such patents and patent applications in the relevant jurisdiction.

6.25 Cooperation Regarding Preparation of Financial Statements.

(a) Prior to the Closing, the Seller shall, and shall cause the Companies to, use commercially reasonable efforts, at Buyer’s sole expense, to prepare financial statements with respect to the Companies as reasonably requested by Buyer in connection with requirements of Buyer or any of its Affiliates to file such financial statements with the SEC.

(b) From and after Closing, Buyer shall cause the Companies to prepare closing accounts of the Companies for the Applicable Periods in a form consistent with the SAF Packs. For the purposes of the preceding sentence, the “Applicable Periods” shall mean (i) if the Closing Date is on or prior to December 31, 2012, the period from January 1, 2012 to the Closing Date, (ii) if the Closing Date is after December 31, 2012 and before March 1, 2013, both the 2012 calendar year and the period from January 1, 2013 to the Closing Date, and (iii) if the Closing Date is after February 28, 2013, the period from January 1, 2013 to the Closing Date. To the extent reasonably necessary to permit PricewaterhouseCoopers LLP to audit such closing accounts (under the procedures agreed between Seller and PricewaterhouseCoopers LLP consistent with past practice), and reasonably requested by PricewaterhouseCoopers LLP in connection therewith, Buyer shall cooperate with such audit, including by (x) providing information in accordance with Section 6.ll(a) and (y) providing customary representation letters. The costs of the foregoing closing accounts and cooperation shall be paid by the Companies to the extent of amounts accrued therefor as a current liability in determining the Final Net Working Capital as reflected on the Final Closing Statement and Seller shall pay any amounts in excess of such accruals promptly upon request by the Companies. The Buyer and the Companies shall use their commercially reasonable efforts to cause the above-described closing accounts to be completed within sixty (60) days after the Closing Date.

ARTICLE VU.

CONDITIONS TO CLOSING

7.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) as of the Closing of the following conditions:

(a) No Injunction. There shall be no effective Law, injunction, writ or Order of any nature to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement, and no Action shall be pending or threatened or have been commenced by any Governmental Authority for the purpose of obtaining any such injunction, writ or Order or which otherwise seeks to restrain, make illegal or prohibit the consummation of the transactions contemplated by this Agreement.

(b) HSR Act. The applicable waiting periods under the HSR Act shall have expired or been terminated.

7.2 Condition to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction, as of the Closing, of each of the following conditions, any of which may be waived in writing by Buyer in its sole discretion:

(a)(i) Each of the Fundamental Representations and the representations and warranties in Section 4.16(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) each of the representations and warranties in Sections 4.4, 4.12 and 4.17 shall be true and correct (without giving effect to any limitation or qualification as to “materiality”, “Material Adverse Effect” or similar phrases) in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the representations and warranties of Seller set forth in this Agreement shall be true and correct (without giving effect to any limitation or qualification as to “materiality”, “Material Adverse Effect” or similar phrases, except as provided in Section 4.16) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly related to any earlier date, in which case as of such earlier date), except where the failure or failures to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(b) Seller shall have performed, in all material respects, all of its obligations under this Agreement that are required to be performed by it at or prior to the Closing;

(c) Since the date of this Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(d) Seller shall have effectuated the Restructuring consistently in all respects (other than with any such changes that are not material and to which Buyer provides its prior written consent, such consent not to be unreasonably withheld) with Exhibit 1.l(a) and provided evidence reasonably satisfactory to Buyer of the same;

(e) Buyer shall have received the deliveries specified in Section 3.2; and

(f) Seller and the Escrow Agent shall have executed and delivered to Buyer a copy of the Escrow Agreement and the Escrow Agreement (subject to the execution and delivery thereof by Buyer) shall be in full force and effect.

7.3 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are further subject to the satisfaction, as of the Closing, of each of the following conditions, any of which may be waived in writing by Seller in its sole discretion: (a) the Holdings Consent shall have been obtained; (b) Buyer shall have performed, in all material respects, all of its obligations under this Agreement that are required to be performed by it at or prior to the Closing; (c) each of the representations and warranties of Buyer set forth in this Agreement shall be trne and correct (without giving effect to any limitation or qualification as to “materiality’’, “Material Adverse Effect” or similar phrases) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly related to any earlier date, in which case as of such earlier date), except for any failures of such representations and warranties to be trne and correct that, individually and in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby; and (d) Buyer and the Escrow Agent shall have executed and delivered to Seller a copy of the Escrow Agreement and the Escrow Agreement (subject to the execution and delivery thereof by Seller) shall be in full force and effect.

ARTICLE VIII.

TERMINATION

8.1 Termination. This Agreement may be terminated at any time pnor to the Closing:

(a) by mutual written consent of Buyer and Seller;

(b) by written notice from Buyer, on the one hand, or Seller, on the other hand, to the other Party if the Closing shall not have occurred on or before the Drop Dead Date or if any of the conditions set forth in Section 7.1 shall have become incapable of fulfillment by the Drop Dead Date; provided, however, that no Party shall have the right to terminate this Agreement pursuant to this paragraph if such Party’s breach of any of its covenants, agreements, representations or warranties set forth in this Agreement is a material reason the Closing has not occurred (or the conditions set forth in Section 7.1 are incapable of fulfillment, as applicable) by such date;

(c) by written notice from Buyer to Seller if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Closing, (A) would result in the failure of any of the conditions set forth in Sections 7.1 or 7.2, and (B) cannot be cured by the Drop Dead Date or has not been cured within thirty (30) days after the giving of notice thereof by Buyer to Seller; provided that Buyer shall not have the right to terminate this Agreement pursuant to this paragraph if Buyer is then in breach of any of its covenants, agreements or representations or warranties set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Closing, would result in the failure of any of the conditions set forth in Sections 7.1 or 7.3;

(d) by written notice from Seller to Buyer if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Closing, (A) would result in the failure of any of the conditions set forth in Sections 7.1 or 7.3, and (B) cannot be cured by the Drop Dead Date or has not been cured within thirty (30) days after the giving of notice thereof by Seller to Buyer; provided, that Seller shall not have the right to terminate this Agreement pursuant to this paragraph if Seller is then in breach of any of its covenants, agreements or representations or warranties set forth in this Agreement, which breach or failure to perform, either individually or in the aggregate, if occurring or continuing at the Closing, would result in the failure of any of the conditions set forth in Sections 7.1 or 7.2; or

(e) by written notice from Buyer to Seller if Seller shall not have delivered to Buyer within sixteen (16) Business Days after the date hereof a certificate executed by a director or an executive officer of Seller (in form and substance reasonably satisfactory to Buyer) certifying that (i) the Holdings Consent has been obtained and (ii) the condition set forth in Section 7.3(a) is waived.

8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall immediately become void, and all obligations of the Parties shall terminate, except as set forth in this Section 8.2, Section 6.4 (Fees and Expenses), Section 6.9 (Confidentiality), Section 6.10 (Public Announcements), Section 8.3 (Termination Fee; Liquidated Damages), Section 8.4 (Consent Failure Fee), Section 8.5 (Antitrust Termination Fee), Article X (Miscellaneous) and in the Confidentiality Agreement (collectively, the “Surviving Obligations”); provided that, subject to Section 8.3, nothing in this Agreement shall relieve a breaching Party of any liability for Losses incurred by the non-breaching Party as a result of the breaching Party’s breach of this Agreement. Notwithstanding any provision in this Agreement to the contrary, until the Closing occurs (and including if this Agreement is terminated for any reason), to the extent Seller has any liability or obligation to Buyer, Buyer’s sole recourse with respect to any such liability shall be to Seller, and no recourse hereunder or under any documents or instruments delivered in connection this Agreement may be made against any director, officer, agent, employee or representative of Seller or any Company, any direct or indirect holder of any Equity Interests or securities of Seller or any Company, any Affiliate of any Seller or any Company, or any direct or indirect director, officer, employee, partner, affiliate, member, controlling person or representative of any of the foregoing.

8.3 Termination Fee; Liquidated Damages.

(a) In the event that this Agreement is validly terminated pursuant to Section 8.l(d), then Buyer shall pay or cause to be paid an amount in cash equal to $12,500,000 (the “Termination Fee”) to Seller promptly, and in any event within three (3) Business Days following such termination, by wire transfer of same day funds to an account designated by Seller in writing at least two (2) Business Days prior to such date. The Parties acknowledge and hereby agree that in no event shall the Buyer Parties or any of them be required to pay, or to cause to be paid, the Termination Fee on more than one occasion.

(b) Seller’s receipt of the Termination Fee from Buyer pursuant to Section 8.3(a), shall be the sole and exclusive remedy of Seller, the Companies and their respective Related Persons against Buyer and its Related Persons (including the Sponsor), and their financing sources (including under the Financing Commitments and including the Debt Financing Source Parties), agents and representatives, and each of their respective former, current and future directors, officers, employees, agents, general and limited partners, managers, members, shareholders, Affiliates and assignees and each former, current or future director, officer, employee, agent, shareholder, general or limited partner, manager, member, shareholder, Affiliate or assignee of any of the foregoing and their respective representatives (collectively, the “Buyer Parties”) for any Loss suffered as a result of the failure of the Closing to occur or (as long as the Closing does not occur) any breach or failure to perform hereunder, or any inaccuracy of any representation or warranty, and neither Buyer nor any Buyer Party shall have any other liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (other than with respect to the Surviving Obligations). Notwithstanding anything to the contrary in this Agreement, under no circumstances (as long as the Closing does not occur) will Seller, the Companies and their respective Affiliates, in the aggregate, be entitled to monetary or other Losses in excess of (or other than) the amount of the Termination Fee (other than with respect to the Surviving Obligations).

(c) The Parties acknowledge and agree that (i) the agreements contained in this Article YIU are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement, and (ii) the amount payable by Buyer pursuant to Section 8.3(a) is not a penalty, but is liquidated damages in a reasonable amount that will compensate Seller and the Companies for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance upon this Agreement and on the expectation of the consummation of the transactions contemplated herein, and for the loss suffered by reason of the failure of such consummation, which amount would otherwise be uncertain and incapable of accurate determination. Each of Party covenants and agrees that it will not take any position that is in any way inconsistent with the immediately preceding sentence.

(d) This Agreement may only be enforced against, and any claims or causes of action that may be based upon or arise out of this Agreement may only be made against, the entities that are expressly identified as parties hereto. In furtherance and not in limitation of the foregoing, Seller (on behalf of itself, the Companies and any of their respective stockholders, partners, members, Affiliates, directors, officers, employees, representatives or agents) hereby waives any rights or claims against (i) any actual or potential source of Financing (including each party (other than Buyer) to one or more Financing Commitments or any definitive agreements relating thereto or any amendment, replacement or supplement to any such Financing Commitments or definitive agreements) and (ii) any of the former, current or future stockholders, partners, members, Affiliates, directors, officers, employees, representatives or agents of a person described in clause (i) or any of its Affiliates (collectively, the “Debt Financing Source Parties”), in connection with this Agreement, the Financing Commitments, the Financing or any of the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that, so long as the Closing does not occur, no Debt Financing Source Party shall have any liability for any claims or damages to Seller or the Companies (or any of their stockholders, partners, members, Affiliates, directors, officers, employees, representatives or agents) in connection with this Agreement, the Financing Commitments, the Financing or any of the transactions contemplated hereby or thereby.

8.4 Consent Failure Fee. In the event that this Agreement is validly terminated pursuant to Section 8.l(e), then Seller shall pay or cause to be paid an amount in cash equal to $1,325,000 to Buyer promptly, and in any event within three (3) Business Days following such termination, by wire transfer of immediately available funds to an account designated by Buyer in writing at least two (2) Business Days prior to such date. In the event that this Agreement is validly terminated pursuant to Section 8.l(e), and within nine (9) months after such termination, Seller, Seller Parent, any Company or any Affiliate of the foregoing shall have consummated, or (if such transaction is ultimately consummated) entered into a definitive agreement providing for, any Alternative Transaction, then, in addition to the amount payable pursuant to the preceding sentence, Seller shall pay or cause to be paid an amount in cash equal to $11, 175,000 to Buyer promptly, and in any event within three (3) Business Days following the consummation of such Alternative Transaction, by wire transfer of immediately available funds to an account designated by Buyer in writing at least two (2) Business Days prior to such date.

8.5 Antitrust Termination Fee. In the event that (i) this Agreement is validly terminated pursuant to Section 8.l(b), and (ii) as of the date of such termination, all of the conditions set forth in Article VU were satisfied or waived in writing by the applicable Party, other than (A) those conditions which (1) by their terms or nature are to be satisfied by performance at the Closing and (2) would reasonably be expected to be satisfied if the Closing had occurred on the date of such termination, and (B) the condition set forth in Section 7.l(b) (and the condition in Section 7.l(a), if such effective Law, injunction, writ, Order or Action relates solely to the HSR Act), Buyer shall pay or cause to be paid an amount in cash equal to $1,325,000 to Seller promptly, and in any event within three (3) Business Days following such termination, by wire transfer of immediately available funds to an account designated by Seller in writing at least two (2) Business Days prior to such date.

ARTICLE IX.

INDEMNIFICATION

9.1 Indemnification Obligations of Seller. Subject to the tenns and conditions of this Agreement, from and after the Closing, Seller and Seller Parent shall, jointly and severally, indemnify, defend and hold harmless Buyer and its Affiliates (including, after the Closing, the Companies) and their respective Representatives, successors and assigns (each a “Buyer Indemnified Party”), from and against any and all Losses incurred, sustained or suffered by any Buyer Indemnified Party as a result of, based upon or arising out of:

(a) any inaccuracy or breach of any representation or warranty contained in Article IV of this Agreement or in the Seller Closing Certificate;

(b) any breach of or noncompliance by Seller or Seller Parent with any covenant of Seller contained in this Agreement (provided that any breach of Section 6.18 with respect to any failure of representations or warranties to be true and correct shall be indemnifiable under this clause (b) only to the extent that the Losses arising therefrom are distinct from or additional to the Losses that would have arisen even if the required notice had been delivered in accordance with Section 6.18);

(c) any fraud or willful misconduct by Seller or Seller Parent;

(d) any Transaction Expenses, Related Party Receivable or Closing Date Indebtedness to the extent not paid or satisfied by or on behalf of Seller or the Companies at or prior to the Closing or otherwise on the Closing Date;

(e) any Taxes of the Companies in respect of any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date or any Taxes of LUHI in respect of any period;

(f) (i) any guarantee, performance bond, surety bond, letter of credit or other form of support required to be terminated or released pursuant to Section 6.17; or (ii) any other liabilities or obligations to the extent arising out of or relating to the operations, activities or assets of Seller and its Affiliates, other than the operations and activities of the Companies in connection with their current business; or

(g) the matter set forth on Schedule 9.1 (the “Schedule 9.1 Matter”).

9.2 Indemnification Obligations of Buver. Subject to the terms and conditions of this Agreement, from and after the Closing, Buyer shall indemnify and hold harmless Seller and its Affiliates and their Representatives (each a “Seller Indemnified Party”) from and against any and all Losses incurred, sustained or suffered by a Seller Indemnified Party as a result of, based upon or arising out of:

(a) any inaccuracy or breach of any representation or warranty contained in Article V of this Agreement or in the Buyer Closing Certificate;

(b) any breach of or noncompliance by Buyer with any covenant of Buyer contained in this Agreement; or

(c) any fraud or willful misconduct by Buyer.

9.3 Escrow; Recourse.

(a) Escrow.

(i) Escrow Funds. In the event that any Buyer Indemnified Party is entitled to indemnification from Seller and Seller Parent pursuant to Section 9.1 (subject to the other tenns and conditions of this Agreement), Buyer shall be entitled to payment from the Escrow Funds in the amount of the Losses with respect to which such Buyer Indemnified Party is entitled to indemnification. In the event that any Buyer Indemnified

Party is entitled to seek recourse against the Escrow Funds, Buyer and Seller Parent shall issue joint written instructions to the Escrow Agent authorizing distribution of the amount of such Losses to such Buyer Indemnified Party.

(ii) Release of Escrow Fund. On the first Business Day after the General Expiration Date, the Escrow Agent shall release to Seller the portion of the Escrow Funds, if any, in excess of the Retention Amount as of such date. On the first Business Day after the second (2nd) anniversary of the Closing Date, the Escrow Agent shall release to Seller the portion of the Escrow Funds, if any, in excess of the Retention Amount as of such date. On the first Business Day after the third (3rd) anniversary of the Closing Date, the Escrow Agent shall release to Seller the portion of the Escrow Funds, if any, in excess of the Retention Amount as of such date. From and after the General Expiration Date, as soon as reasonably practicable after the final resolution of any Unresolved Claim, the Escrow Agent shall release to Seller the portion of the Escrow Funds, if any, in excess of the Retention Amount as of such date. Seller Parent and Buyer shall promptly deliver joint written instructions to the Escrow Agent required pursuant to the terms of the Escrow Agreement in order to make the distributions required by this Section 9.3(a).

(iii) Tax Distributions. The Escrow Agent shall make annual distributions to Seller in an amount sufficient to fully satisfy Seller’s Tax liability with respect to the income earned on the Escrow Funds allocated to Seller; provided, however, that in no event shall the amount of such annual distribution exceed the product of (i) the amount of such income allocated to Seller for the relevant taxable year, multiplied by (ii) 40%.

(b) Recourse. The sole recourse and remedy of the Buyer Indemnified Parties for indemnification pursuant to Section 9.l(a) (except with respect to the breach of any Fundamental Representations) and Section 9.l(e) shall be made against, and to the extent of, the Escrow Funds; provided, however, that in no event, regardless of the amount of remaining Escrow Funds, shall the Buyer Indemnified Parties be required to seek recourse for Losses from the Escrow Funds prior to recovery directly from Seller or Seller Parent (I) for any breach, inaccuracy or failure to be true of any Fundamental Representation, (II) in the event of any act of fraud or willful misconduct by Seller or any of its Affiliates or any of their respective Representatives, or (III) for Losses for which indemnification is provided in Sections 9.l(b), 9.l(d), or 2Jfil.

9.4 Limitations on Indemnification. Notwithstanding any prov1s10n in this Agreement to the contrary, the respective obligations of the Parties to indemnify and hold harmless the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, shall be limited as follows:

(a) The Buyer Indemnified Parties shall not be entitled to indemnification under Section 9.l(a) for Losses unless and until the aggregate amount of such Losses under Section 9.l(a) exceeds $1,325,000 (the “Deductible”), in which event the Buyer Indemnified Parties shall be entitled to indemnification for all such Losses in excess of the Deductible, but in no event in excess of the Cap. The Buyer Indemnified Parties shall not be entitled to indemnification under Section 9.l(a) for any Losses in respect of any misrepresentation, breach or inaccuracy unless and until the aggregate amount of such Losses relating to a single claim (or a group of claims relating to the same facts or circumstances, event or transaction) exceeds the Mini-Basket, at which point the Buyer Indemnified Parties shall be entitled to the entire amount of such claims subject to the Deductible and the Cap. Notwithstanding the foregoing, neither the Deductible nor the Mini-Basket shall apply to any claims for indemnification by the Buyer Indemnified Parties under Section 9.l(a) in connection with any inaccuracy or breach of the Fundamental Representations or any representation or warranty set forth in Section 4.17 (Tax Matters), or any claims under Section 9.l(b), Section 9.l(c), Section 9.l(d), Section 9.l(e), Section 9.l(:Q or Section 9.l(g). The Seller Indemnified Parties shall not be entitled to indemnification under Section 9.2(a) for Losses (other than with respect to any inaccuracy or breach of Section 5.1 or Section 5.7) unless and until the aggregate amount of such Losses exceeds the Deductible, in which event the Seller Indemnified Parties shall be entitled to indemnification for all such Losses in excess of the Deductible, but in no event in excess of the Cap. The Seller Indemnified Parties shall not be entitled to indemnification under Section 9.2(a) for Losses (other than with respect to any inaccuracy or breach of Section 5.1 or Section 5.7) for any Losses in respect of any misrepresentation, breach or inaccuracy unless and until the aggregate amount of such Losses relating to a single claim (or a group of claims relating to the same facts or circumstances, event or transaction) exceeds the Mini-Basket, at which point the Seller Indemnified Parties shall be entitled to the entire amount of such claims subject to the Deductible and the Cap.

(b) The Buyer Indemnified Parties shall not be entitled to indemnification under Section 9.l(a) (other than with respect to any claims made in connection with any inaccuracy or breach of any Fundamental Representations) or under Section 9.l(e) for Losses in excess of an amount equal to (i) the Escrow Amount plus (ii) the aggregate amount of interest or other income earned on the Escrow Funds (such amount, the “Cap”). The aggregate amount of the liability of Seller and Seller Parent for Losses incurred by the Buyer Indemnified Parties with respect to any claims made pursuant to Section 9.l(a) in connection with any inaccuracy or breach of the Fundamental Representations shall not exceed the Base Purchase Price. The Seller Indemnified Parties shall not be entitled to indemnification under Section 9.2(a) for Losses (other than with respect to any inaccuracy or breach of Section 5.1 or Section 5.7) in excess of the Cap. The aggregate amount of the liability of Buyer for Losses incurred by the Seller Indemnified Parties with respect to any claims made pursuant to Section 9.2(b) shall not exceed the Base Purchase Price.

(c) The amount of any indemnifiable Loss under this Agreement shall be net of (i) any third party insurance proceeds and any indemnity, contributions or other similar payment actually recovered from any third party with respect thereto, in each case, net of any deductible, coinsurance or cost of recovery actually incurred and (ii) any net Tax benefit realized with respect to a Tax period beginning after the Closing Date by way of a reduction in cash Taxes or receipt of a refund of Taxes by such Indemnified Party or any Affiliate thereof with ‘respect to the Losses or items giving rise to such claim for indemnification in the taxable year in which the relevant indemnity payment is received, computed by comparing Taxes that would have been payable without such Losses or items and Taxes payable taking into account such Losses or items, based on Tax calculations provided by Buyer or the Companies to Seller. An Indemnified Party shall use commercially reasonable efforts (which shall not include the initiation of any litigation) to seek full recovery under all insurance policies maintained by such party and covering any Losses to the same extent as it would if such Losses were not subject to indemnification hereunder.

(d) For purposes of Seller’s and Seller Parent’s indemnification obligations under Section 9.l(a), the determination of the accuracy of Seller’s representations and warranties set forth in this Agreement or in the Seller Closing Certificate and the amount of any Losses arising from any breach or inaccuracy thereof, shall be determined without regard to any qualification of exception therein relating to “material”, “material respects”, “materiality”, “Material Adverse Effect” or words of similar import or effect (except that, for the purposes of determining accuracy, but not applicable Losses, such terms shall be given effect as used in Section 4.4(a), Section 4.4{b), Section 4.16(b), Section 4.16(c), the last sentence of Section 4.20 and the defined term “Material Contract”).

(e) The amount of indemnity payable pursuant to Section 9.1 with respect to any Loss shall be reduced to the extent that Buyer has already been compensated for such Loss by reason of the specific inclusion of such Loss on the Final Closing Statement resulting in a reduction of the Final Purchase Price relative to what the Final Purchase Price would have been absent such Loss.

(f) No Indemnified Party shall be entitled to recover Losses or obtain any payment, reimbursement, restitution or indemnity under this Article IX more than once with respect to the same loss.

(g) No Indemnifying Party shall have any liability under this Article IX for any punitive or exemplary damages, excluding any such damages awarded to a third Person under a Third Party Claim.

(h) Notwithstanding anything to the contrary in this Agreement, from and after the Closing, no Buyer Indemnified Party shall have any liability to any Seller Indemnified Party in respect of, and no Seller Indemnified Party shall have (and each Seller Indemnified Party hereby irrevocably and unconditionally waives and agrees not to assert) any right (whether at law or in equity, based in Contract, tort or otherwise) against, or recourse to, any Buyer Indemnified Party in respect of any amounts paid by any Seller Indemnified Party to any Buyer Indemnified Party as a result of any indemnification claim made under this Agreement.

(i) Nothing in this Article IX shall be deemed to override any obligations with respect to the mitigation of damages under applicable Law.

(j) In any case where an Indemnified Party recovers from any third party insurer or indemnitor any amount in respect of a Loss with respect to which such Indemnified Party has received a payment of indemnification pursuant to this Agreement, such Indemnified Party shall promptly pay over to the Indemnifying Party such amount (net of any costs or expenses actually incurred in connection with such recovery) solely to the extent such amount (together with the excess of amounts which such Indemnified Party has been paid under this Article IX in respect of such Losses over amounts previously remitted to the Indemnifying Party by such Indemnified Party under this Article IX) exceeds the Losses suffered by such

Indemnified Party; provided, however, that in no event shall such Indemnified Party be required to pay to the Indemnifying Party an amount of proceeds that exceeds the aggregate amount paid to such Buyer Indemnified Party pursuant to this Article IX with respect to such Losses to which such proceeds apply.

(k) Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for income tax purposes unless otherwise required by Law.

(1) Notwithstanding any provision in this Agreement to the contrary, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, subsidiary, affiliate, controlling party, entity under common control, ownership or management, vendor, service provider, agent, attorney or representative of any Company, Seller or any of their respective Affiliates (other than Seller Parent) shall have any liability under this Agreement for (i) any obligations or liabilities of Seller under this Agreement or (ii) any claim against Seller under this Agreement based on, in respect of, or by reason of, the transactions contemplated by this Agreement.

9.5 Indemnification Claim Procedures.

(a) Direct Claims. Any claim by an Indemnified Party for indemnification under this Agreement shall be asserted by the Indemnified Party by providing the Indemnifying Party with written notice (the “Indemnification Notice”) setting forth in reasonable detail the provisions of this Agreement that have given rise to a claim for indemnification, the facts that support the claim for indemnification (if known), and a statement of the amount of indemnification sought (if known); provided, however, that any failure or delay to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article except to the extent that the Indemnifying Party is actually prejudiced by such failure or delay. Within thirty (30) days of the Indemnifying Party’s receipt of the Indemnification Notice, the Indemnifying Party shall provide the Indemnified Party with a written response (the “Indemnification Response”) setting forth the Indemnifying Party’s position in reasonable detail with respect to the relief sought in the Indemnification Notice and identifying the Indemnifying Party’s representatives who are authorized to negotiate a resolution of such dispute. Within ten (10) days of the Indemnified Party’s receipt of the Indemnification Response, the Indemnified Party shall provide written notice to the Indemnifying Party (“Dispute Resolution Notice”) setting forth the identity of the Indemnified Party’s representatives who are authorized to negotiate a resolution of the dispute and the dates upon which the Indemnified Party proposes to meet with the Indemnifying Party to discuss resolution of the dispute, which dates shall be within thirty (30) days of the Indemnifying Party’s receipt of the Dispute Resolution Notice. If, after good faith efforts, the Indemnified Party and the Indemnifying Party are unable to reach a mutually agreeable resolution of the dispute, either Party shall have the right to seek relief in accordance with Section 10.6.

(b) Third-Party Claims. If an Indemnified Party receives notice of the assertion or commencement of any claim or other Action made or brought by any Person (a “Third-Party Claim”) against such Indemnified Party with respect to which the other Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof; provided, however, that any failure or delay to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article except to the extent that the Indemnifying Party’s ability to defend such Third-Party Claim is materially prejudiced by such failure or delay. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, and shall indicate the estimated amount of the Losses that have been or may be incurred by the Indemnified Party (if known). The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party within thirty (30) days of receipt of notice of such Third-Party Claim, to assume the defense of any Third-Party Claim at the Indemnifying Party’s own cost and expense and by counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party, and the Indemnified Party shall reasonably cooperate in good faith in such defense; provided, however, that, in order for the Indemnifying Party to assume the defense of such Third-Party Claims, (x) the Indemnifying Party must, in its notice assuming such defense, acknowledge that the Indemnifying Party is obligated to indemnify the Indemnified Party for any Losses arising from or in connection with such Third-Party Claim and (y) if the Indemnified Party is a Buyer Indemnified Party, the amount of indemnification available to the Indemnified Party under this Article IX (after taking into account the limitations in Section 9.4) with respect to such Third-Party Claim (net of the amount of any other pending claims against the Indemnifying Party) must exceed 50% of the Losses reasonably likely to arise from such Third Party Claim. If the Indemnifying Party assumes the defense of such Third-Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party; provided, however, that, notwithstanding anything herein to the contrary, the Indemnifying Party shall bear the reasonable fees, costs and expenses of separate counsel of the Indemnified Party (and shall pay such fees, costs and expenses at least quarterly) if (i) the Indemnified Party shall have reasonably concluded, taking into account the advice of legal counsel, that (A) there may be a conflict of interest (including one or more legal defenses or counterclaims available to it which are different from or in addition to those available to the Indemnifying Party) that would make it inappropriate, in the reasonable judgment of the Indemnified Party, taking into account the advice of legal counsel, for the same counsel to represent both the Indemnified Party and the Indemnifying Party, or (B) the Third-Party Claim seeks nonmonetary relief which, if granted, could materially and adversely affect the Indemnified Party or its Affiliates (and in such case of this clause (B) the Indemnified Party may elect to assume such defense) or (ii) the Indemnifying Party shall not have (A) employed counsel reasonably satisfactory to such Indemnified Party within a reasonable time after notice of such Third Party Claim is received by the Indemnifying Party and (B) continued to diligently conduct the defense of such Third Party Claim. The Parties shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including, upon reasonable notice during normal business hours, by making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim. The Indemnified Party shall not enter into a settlement of any Third-Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that no such consent will be required if (x) the Indemnifying Party unreasonably withholds, conditions or delays its consent or (y) the Indemnified Party waives its right to indemnification with respect to the Losses arising from such settlement. The Indemnifying Party shall not compromise, discharge or enter into any settlement of a Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the consent of the Indemnified Party shall not be required if (i) there is no finding or admission of any violation of Law or any violation of the rights of any party, (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (including payment through release of Escrow Funds), and (iii) such compromise, settlement or discharge includes a full, complete and irrevocable release of the Indemnified Party and its Related Persons from all Losses with respect to such Third-Party Claim. Notwithstanding anything herein to the contrary, if (x) the Indemnifying Party does not assume the defense of any Third-Party Claim in accordance with this Section 9.5, (y) at any subsequent date the Indemnifying Party is not diligently conducting the defense of any Third-Party Claim with counsel that is reasonably satisfactory to the Indemnified Party or (z) the Third-Party Claim seeks nonmonetary relief which, if granted, could materially and adversely affect the Indemnified Party, the Indemnified Party may defend such claim at the sole cost of the Indemnifying Party and the Indemnifying Party may still participate in, but not control, the defense of such Third Party Claim at the Indemnifying Party’s sole cost and expense.

(c) Conduct of the Schedule 9.1 Matter.

(i) With respect to the Schedule 9.1 Matter, the Parties acknowledge and agree (A) that such matter is a Third-Party Claim for purposes of the Agreement, (B) Seller and Seller Parent have an obligation to indemnify each Buyer Indemnified Person and hold it harmless against and in respect of any and all Losses arising from or in connection with the Schedule 9.1 Matter, (C) that Seller and Seller Parent have properly exercised their right to assume the defense thereof in accordance with Section 9.5(b) and (D) Buyer has provided Seller and Seller Parent adequate notice of such claim. In connection therewith, in conjunction and with the consent of the applicable liability insurer (Chartis Insurance Company of Canada), the Companies have engaged the law firms of McKenna Long & Aldridge LLP and Davies Ward Phillips & Vineberg, S.E.N.C.R.L, s.r.l. I LLP to defend the Companies with respect to the Schedule 9.1 Matter, and Buyer acknowledges that such firms are acceptable to Buyer.

(ii) Seller confirms that the Company has made a claim with respect to the Schedule 9.1 Matter pursuant to (A) Policy No. GL 529 4606, issued by AIG Canada to Ropak, and (B) Policy No. BE 7440342, issued by National Union to Seller and its Affiliates, and the Parties acknowledge and agree that the tenns of Section 9.4(c) shall apply with respect to any applicable insurance coverage thereunder.

9.6 Survival; Time to Assert Claims.

(a) Survival. Except as provided below and subject to the limitations set forth in Section 9.6(b) with respect to the time periods within which claims for indemnity must be asserted, the representations, warranties, covenants and agreements contained herein shall not be extinguished by the Closing but shall survive the Closing. The covenants and agreements to be performed by the Parties prior to the Closing shall survive the Closing until the General Expiration Date; provided that the covenants and agreement in Section 6.2 (other than with respect to the penultimate sentence of Section 6.2(a)), Section 6.3 (other than with respect to the penultimate sentence of Section 6.3), Section 6.6, Section 6.8 and Section 6.15(a) to be performed by the Parties prior to the Closing shall expire at the Closing. Unless a specified period is set forth in this Agreement, all agreements and covenants contained in this Agreement will survive the Closing and remain in effect until the fulfillment of such agreement or covenant.

(b) Time to Assert Claims. The representations and warranties made in Article IV and Article V shall survive the Closing until the date that is twelve (12) months after the Closing Date (the “General Expiration Date”); provided, however, that the representations and warranties set forth in Section 4.12 (Environmental Matters) shall survive the Closing until the date that is five (5) years after the Closing Date; provided, further, that the representations and warranties set forth in Section 4.17 (Tax Matters) and Buyer’s right to indemnification pursuant to Section 9.l(e) shall survive the Closing until the earlier of (i) the date that is seven (7) years after the Closing Date and (ii) the date that is sixty (60) days after the expiration of the applicable statute of limitations; provided, further, that the Fundamental Representations and the representations and warranties set forth in Section 5.1 (Organization; Authority; Execution and Delivery; Enforceability) and Section 5.7 (Brokers, Finders and Investment Bankers) shall survive the Closing indefinitely. Notwithstanding any provision herein to the contrary, if written notice of any claim for indemnification hereunder has been delivered in accordance herewith prior to the expiration of the representation, warranty, covenant or agreement upon which such claim is based, the relevant representation, warranty, covenant or agreement shall not expire with respect to such claim, and such claim may be pursued, until the final resolution of such claim in accordance with the provisions of this Article IX.

9.7 Exclusive Remedy. From and after the Closing, the prov1s10ns of this Article IX, Section 6.12 and Section 10.11 set forth the exclusive rights and remedies of the Parties to seek or obtain damages or any other remedy or relief whatsoever from any Party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby (other than fraud or willful misconduct). Without in any way limiting the provisions of Section 9.4, the Parties agree that, excluding any claim for injunctive or other equitable relief or for fraud or willful misconduct, from and after the Closing, the provisions of Section 6.12 and this Article IX are intended to provide the sole and exclusive remedy as to all claims against Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, arising from or relating to this Agreement and the transactions contemplated hereby. In furtherance of the foregoing, each of the Parties hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any, but excluding any claim for injunctive or other equitable relief or for fraud or willful misconduct) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or its Affiliates or Buyer or its Affiliates, as the case may be, arising under or based upon any Law to the extent arising under this Agreement. Notwithstanding the foregoing, this Section 9.7 shall not operate to interfere with or impede the operation of the provisions of Article II and Section 6.12 providing for (i) the resolution of certain disputes relating to the Purchase Price between the Parties or by the Accounting Referee and (ii) limiting the rights of the Parties to seek equitable remedies (including specific performance or injunctive relief). The Parties hereby waive and release any and all tort claims and causes of action (other than for fraud or willful misconduct) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this

Agreement (including any tort claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).

ARTICLE X.

MISCELLANEOUS

10.1 Entire Agreement. This Agreement (including the Exhibits and Schedules), the Confidentiality Agreement and the documents delivered pursuant to this Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; provided, however, that this provision is not intended to abrogate any other written agreement between the Parties executed with or after this Agreement.

10.2 Amendment and Waiver.

(a) This Agreement may not be amended or waived except in a wntmg executed, in the case of an amendment, by the Parties, and in the case of a waiver, by the Party that is entitled to the benefits of the provisions being waived.

(b) No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify or amend any pari of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

(c) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.3 Headings. The subject headings of the paragraphs and subparagraphs of this Agreement are included for convenience only and shall not affect the construction or interpretation of any of its provisions.

10.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing signed by or on behalf of the Party making the same and shall be given (and shall be deemed to have been duly given and received) (a) on the date of delivery if delivered in person, (b) on the first Business Day following the date of dispatch by overnight delivery service from a national carrier, (c) on the date of transmission if delivered by electronic mail (provided that receipt is confirmed by reply email) or (c) upon receipt, if delivered by registered or certified mail (postage prepaid, return receipt requested) to the Parties as follows:

(a)	if to Buyer:

BWAY Corporation
c/o Platinum Equity, LLC
360 North Crescent Drive, South Building
Beverly Hills, California 90210
	Attention:	Eva Kalawski
	Email:	EKalawski@platinumequity.com

and

BWAY Corporation
c/o Platinum Equity LLC
52 Vanderbilt Avenue, 21st Floor
New York, NY 10017
	Attention:	Louis Samson
	Email:	LSamson@platinumequity.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
555 11th Street, N.W.
Suite 1000
Washington, DC 20004
	Attention:	David I. Brown
	Email:	david.brown@lw.com

(b)	if to Seller or Seller Parent:

LINPAC Finance Limited
3180 Park Square
Birmingham Business Park
Birmingham B37 7YN
United Kingdom
	Attention:	Simon Joseph
Group General Counsel & Company Secretary
	Email:	simon.joseph@linpac.com

with a copy (which shall not constitute notice) to:

McKenna Long & Aldridge LLP
303 Peachtree Street, N.E., Suite 5300
Atlanta, Georgia 30308 United States of America
	Attention:	Wayne N. Bradley
	Email:	wbradley@mckennalong.com

or to such other address as the Party to whom notice is given may hereafter specify to the other Party for such purpose in writing in the manner set forth above.

10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

10.6 Jurisdiction and Venue. Except for matters subject to resolution as provided in Section 2.5(b) (including matters described in Section 6.12), each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the United States of America located in the Southern District of New York, unless such court declines the exercise of jurisdiction, in which case the courts of the State of New York located in the County, City and State of New York (and, in each case, any appellate court therefrom), for any actions, suits or proceedings arising out of or relating to this Agreement or the Financing (and the Parties agree not to commence any action, suit or proceeding relating thereto except in such comis), and further agrees that service of any process, summons, notice or document by national carrier or U.S. registered or certified mail to such Party’s principal place of business shall be effective service of process for any action, suit or proceeding arising out of this Agreement in any such court. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, in the courts of the United States of America located in the Southern District of New York or the State of New York, as applicable, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, the judgment against a party in any action or proceeding contemplated above may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

10.7 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE FINANCING), IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.7 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.8 Prevailing Party. Except for matters subject to resolution as provided in Section 2.5(b) (including matters described in Section 6.12), if any litigation or other court action, arbitration or similar adjudicatory proceeding is commenced by either Party to enforce its rights under this Agreement against the other Party, all fees, costs and expenses, including attorneys’ fees and court costs, incurred by the prevailing Party in such litigation, action, arbitration or proceeding shall be reimbursed by the losing Party. For purposes of the foregoing sentence, the determination of which Party is the “prevailing Party” shall be made in accordance with U.S. federal Law.

10.9 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, delegated or otherwise transferred by either Party without the prior written consent of the other Party; provided, however, that Buyer may (a) assign its rights and delegate any of its obligations under this Agreement to any of its Affiliates and (b) assign its rights under this Agreement for collateral security purposes to any Person providing financing to Buyer, any of its Affiliates or, after the Closing, the Companies, or to any assignee or assignees of any such Person, in the case of clauses (a) and (b), without such prior written consent; provided, that no such assignment shall relieve Buyer of its obligations hereunder.

10.10 No Third-Party Beneficiaries. With the exception of the Parties, the Buyer Indemnified Parties and Seller Indemnified Parties, there shall exist no right of any Person to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, including any Employee Benefit Plan; provided, however, that the Buyer Parties and the Debt Financing Source Parties are intended beneficiaries of, and shall be entitled to enforce, Sections 8.3, 10.5, 10.6, 10.7, 10.9and10.13 and this Section 10.10.

10.11 Specific Performance. The Parties acknowledge and agree that any breach of the terms of this Agreement by Seller would give rise to irreparable harm to Buyer for which money damages would not be an adequate remedy. Accordingly the Parties agree that, in addition to any other available remedies at Law or in equity, Buyer shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy, and Seller hereby waives, in any action by Buyer for specific performance or other equitable relief, (a) any defense in any such that a remedy at law would be adequate or that a grant of equitable relief would not be appropriate for any reason, and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. For the avoidance of doubt, Seller shall not be entitled to specific performance of Buyer’s obligations under this Agreement.

10.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The exchange of copies of this Agreement (and any certificate or other agreement contemplated hereby) and of signature pages by electronic transmission shall constitute effective execution and delivery of this Agreement (and such certificates or other agreements) by the Parties. Signatures of the Parties transmitted by electronic transmission shall be deemed to be their original signatures for all purposes.

10.13 Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.

10.14 Severabilitv. Whenever possible, each prov1s1on of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner adverse to any Party; provided, however, that the parties agree that the remedies and limitations thereon (including under Article IX and Sections 8.2, 8.3, 8.4 and shall be considered integral provisions of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liabilities or obligations, or (in the case of Article IX) reduces a party’s rights, under this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

(Signatures appear on next page)

IN WITNESS WHEREOF, each of the Parties has caused this Stock Purchase Agreement to be duly executed on its behalf as of the date first above written.

“BUYER”:

BWAY CORPORATION

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

“SELLER”:

LINPAC FINANCE LIMITED

By:	/s/ Simon Joseph
Name:	Simon Joseph
Title:	Director

“SELLER PARENT”:

LINPAC GROUP LIMITED

By:	/s/ Simon Joseph
Name:	Simon Joseph
Title:	Director

[Signature Page to Stock Purchase Agreement]

SCHEDULE 1.1

DEFINITIONS

“AAA” is defined in Section 2.5(b).

“Accounting Referee” is defined in Section 2.5(b)(ii).

“Action” means any claim, action, suit, inquiry, proceeding, charge, complaint, audit or investigation by or before any Governmental Authority, and any other arbitration, mediation or similar proceeding.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, or any entity in which any such Person or Persons own, collectively, ten percent (10%) or more, and any officer, director or executive employee of such Person, and in the case of a Person who is an individual, any lineal descendant, ancestor, spouse, or adopted child of such Person or any spouse of any of the foregoing. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the Preamble.

“Alternative Transaction” means, other than (x) any transactions solely involving Seller Parent and its Subsidiaries as of the date hereof and (y) the transactions contemplated by this Agreement, any (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving any of the Companies whose assets, individually or in the aggregate, constitute fifty percent (50%) or more of the consolidated assets of the Companies as determined on a book-value basis; (ii) the acquisition (whether by merger, consolidation, equity investment or purchase, joint venture, asset purchase or otherwise) by any person of fifty percent (50%) or more of the assets of the Companies, taken as a whole as determined on a book-value basis; (i) the acquisition in any manner, directly or indirectly, by any person of fifty percent (50%) or more of (A) the Shares or (B) the issued and outstanding Equity Interests in LUHI or any of the Companies whose assets, individually or in the aggregate, constitute fifty percent (50%) or more of the consolidated assets of the Companies as determined on a book-value basis, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning fifty percent (50%) or more of class of Equity Interests in any of the Companies whose assets, individually or in the aggregate, constitute fifty percent (50%) or more of the consolidated assets of the Companies as determined on a book-value basis.

“Audited Balance Sheet” means the audited consolidated balance sheet of LUHI and its subsidiaries as of December 31, 2011, as included in the Audited Financial Statements.

“Audited Financial Statements” means the audited consolidated balance sheets of LUHI and its Subsidiaries as of each of December 31, 2011 and December 31, 2010, and the related audited consolidated statements of operations, of shareholders’ deficit and of cash flows for the years ended December 31, 2011 and December 31, 2010.

“Base Purchase Price” is defined in Section 2.2(a).

“Buckhorn Legal Defense Costs Claims” means all fees, costs, reasonable attorneys’ fees, and other expenses attributable with the litigation styled Buckhorn Inc. and Schaefer Arca Systems, Inc. v. Orbis Corporation and Orbis Corporation Material Handling, Inc., et al. in the United States District Court for the Southern District of Ohio (Case No. 08-cv-0459) and the United States Court of Appeals for the Federal Circuit (Case No. 2012-1643).

“Business Day” means any day, other than a Saturday, Sunday or other day on which commercial banks in New York City, New York, are authorized or required by Law to be closed.

“Buyer” is defined in the Preamble.

“Buyer Closing Certificate” means a certificate executed by Buyer as to satisfaction of the conditions set forth in Sections 7.3(b) and.{£}.

“Buyer Domain” is defined in Section 6.23.

“Buyer Indemnified Party” is defined in Section 9.1.

“Buyer Parties” is defined in Section 8.3(b).

“Buyer’s Knowledge” means the actual knowledge, after reasonable mqmry, of the officers and directors of Buyer.

“Cap” is defined in Section 9.4(b).

“Carryback” is defined in Section 6.12(0.

“Cash” means, as of a specified date, the aggregate amount of all cash and cash equivalents held by the Companies, calculated on a consolidated basis in accordance with the Closing Date Principles, net of all declared and unpaid dividends or distributions, outstanding checks and wire transfers, excluding Deposits Corporate.

“Claims” shall mean, with respect to Seller, all Actions, demands, causes of action of whatever rights, of every kind or character (whether such actions are actions in law, equity, tort, contract, or otherwise and including actions seeking injunctive or other equitable relief), whether known or unknown relating to any matter arising or in existence at any time on or prior to the Closing Date.

“Closing” is defined in Section 3.1.

“Closing Date” is defined in Section 3.1.

“Closing Date Cash” means Cash, as of 11:59 p.m. (Eastern time) on the Closing Date.

“Closing Date Indebtedness” means Indebtedness of the Companies, as of 11:59 p.m. (Eastern time) on the Closing Date, calculated on a consolidated basis in accordance with the Closing Date Principles.

“Closing Date Net Working Capital” means Net Working Capital of the Companies, as of 11:59 p.m. (Eastern time) on the Closing Date.

“Closing Date Principles” means UK GAAP consistent with the accounting methodologies, principles and procedures (in each case to the extent permitted by UK GAAP) applied in the preparation of the balance sheet as of September 30, 2012 included in the Management Accounts, subject to normal and recurring year-end adjustments in accordance with the Companies’ past practice, except for such inconsistencies with UK GAAP as are indicated in Schedule 1.l(a); provided, however, that (i) neither the Closing Date Statement, the Proposed Closing Statement nor any component of the Purchase Price shall take into account or give effect to (A) any change in the balance sheet (including any increase or decrease in Indebtedness or Cash) as a result of (1) any financing transactions entered into by Buyer and its Affiliates in connection with the transactions contemplated hereby or (2) any other transfer of Cash by or on behalf of Buyer or any of its Affiliates to the Companies in connection with the transactions contemplated hereby, (B) any purchase accounting adjustments, (C) any increase in any assets, or decrease in any liabilities, as a result of any Tax benefits relating to the transactions contemplated by this Agreement or any expenses related thereto or (D) any Tax refunds or claims for Tax refunds (including claims for interest with respect to such refunds) other than those described in Schedule 1.l(g) and (ii) the Estimated Transaction Expenses, Transaction Expenses, Estimated Related Party Payables Amount, Related Party Payables Amount, Estimated Closing Date Indebtedness, and Closing Date Indebtedness will be increased, if necessary, to fully reflect any applicable invoices or payoff letters delivered to Buyer at or prior to Closing; provided, that Buyer may waive any such adjustments (and the impact of such adjustments on the Estimated Purchase Price) prior to Closing (which waivers will not impact the ultimate calculation of the Transaction Expenses, Related Party Payables Amount, Closing Date Indebtedness or Purchase Price).

“Closing Date Statement” is defined in Section 2.3.

“Code” means the United States Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder.

“Commitment Letters” is defined in Section 5.5. “Companies” is defined in the Recitals.

“Competitive Business” means supplying, manufacturing and/or selling products that have been (or that are substantially similar to those products that have been) supplied, manufactured and/or sold by the Companies in the Restricted Territory in the twelve (12) months preceding the Closing Date.

“Confidentiality Agreement” is defined in Section 6.9.

“Consents” means all consents, waivers, approvals, declarations, authorizations, filings, registrations and notices required to be obtained from, made with or given to any Governmental Authority or any other Person in connection with this Agreement or the consummation of the transactions provided for herein.

“Contracts” means all written or oral contracts, subcontracts, letters of intent, letters of understanding, agreements, leases, subleases, licenses, sublicenses, commitments, notes, bonds, obligations, promises, deeds, mortgages, indentures, understandings, loan agreements or any other instruments, arrangements or agreements.

“Debt Financing Source Parties” is defined in Section 8.3(d). “Deductible” is defined in Section 9.4(a).

“Deposits Corporate” means the items set forth on Schedule 1.1(b), which are contained in that certain “Deposits Corporate” general ledger account of the Companies as :farther described in the Closing Date Principles.

“Dispute Resolution Notice” is defined in Section 9.5(b). “Drop Dead Date” means May 31, 2013.

“Employee Benefit Plans” is defined in Section 4.9(a). “Environmental Laws” is defined in Section 4.12(a). “Environmental Permits” is defined in Section 4.12(a).

“Equity Interests” means any and all shares, interests, part1c1pations, other equity interests of any kind or other equivalents (however designated) of capital stock of a corporation and any and all ownership or equity interests of any kind in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests, phantom stock, stock appreciation rights and beneficial interests, and any and all warrants, options, rights to vote or purchase or any other rights or securities convertible into, exercisable for or related to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Wells Fargo Bank, National Association, a national banking association.

“Escrow Agreement” means that certain escrow agreement in all material respects in the form attached as Exhibit 1.1(c) to be entered into as of the Closing Date by and among Buyer, Seller and the Escrow Agent.

“Escrow Amount” means $15,000,000.

“Escrow Funds” means, at any given time after Closing, the funds remaining in the one or more accounts in which the Escrow Agent has deposited the Escrow Amount in accordance with the Escrow Agreement, including remaining amounts of interest or other income earned.

“Estimated Closing Date Cash” is defined in Section 2.3(b).

“Estimated Closing Date Indebtedness” is defined in Section 2.3(d).

“Estimated Net Working Capital” is defined in Section 2.3(a).

“Estimated Purchase Price” is defined in Section 2.2.

“Estimated Related Party Payables Amount” is defined in Section 2.3(c).

“Estimated Related Party Receivables Amount” is defined in Section 2.3(e).

“Estimated Transaction Expenses” is defined in Section 2.3(Q.

“Estimated Working Capital Deficit” is defined in Section 2.2(e).

“Estimated Working Capital Surplus” is defined in Section 2.2(b).

“Exchange Act” is defined in Section 4.4(c).

“Final Cash Balance” means the Closing Date Cash as finally detem1ined in accordance with Section 2.5.

“Final Closing Statement” is defined in Section 2.5(c).

“Final Closing Date Indebtedness” means the Closing Date Indebtedness as finally determined in accordance with Section 2.5.

“Final Net Working Capital” means the Closing Date Net Working Capital as finally determined in accordance with Section 2.5.

“Final Purchase Price” is defined in Section 2.5(b).

“Final Related Party Payables Amount” means the Related Party Payables Amount as finally determined in accordance with Section 2.5.

“Final Related Party Receivables Amount” means the Related Party Receivables Amount as finally determined in accordance with Section 2.5.

“Final Transaction Expenses” means the Transaction Expenses as finally determined in accordance with Section 2.5.

“Financial Statements” means, collectively, the Management Accounts, the SAF Packs and the Audited Financial Statements.

“Financing” is defined in Section 5.5.

“Fundamental Representations” means each of the representations and warranties of Seller set forth in Section 4.1 (Organization; Authority; Execution and Delivery; Enforceability), Section 4.2 (Capitalization) and Section 4.19 (Brokers, Finders and Investment Bankers).

“General Expiration Date” is defined in Section 9.6.

“Governmental Authority” means any federal, state, national, provincial, county, municipal, local or other governmental, administrative, legislative or regulatory department, commission, board, bureau, ministry, agency, body, authority, or instrumentality , or any court, arbitration panel or tribunal, or relating to government, in each case whether of the United States of America or Canada, any of their respective possessions or territories, or of any other nation or public international organization.

“Hazardous Substances” means any wastes, chemicals, chemical fonnulations, ingredients, substances, products, pollutants or materials, whether solid, liquid or gaseous, that (i) is or contains asbestos, polychlorinated biphenyls, radioactive materials, oil, petroleum or any fraction thereof, (ii) requires removal, remediation or reporting under any Environmental Law, or is defined, listed or identified. as a “contaminant’’, “pollutant”, “toxic substance”, “toxic material”, “hazardous waste” or “hazardous substance” or words of similar meaning and regulatory effect thereunder or (iii) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and is regulated as such by any Governmental Authority under any Environmental Law.

“Holdings Consent” is defined in Section 6.21.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person and without duplication, (a) the principal, accrued and unpaid interest, breakage costs, prepayment and redemption premiums and penalties, unpaid fees and other monetary obligations in respect of (i) outstanding indebtedness of such Person for borrowed money and (ii) outstanding indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible; (b) all outstanding obligations of such Person for the deferred purchase price of property or services (but excluding current trade accounts payable incurred in the ordinary course of business consistent with past practice); (c) all outstanding obligations of such Person under any interest rate or currency swap transaction, cap, collar or other hedging arrangements (whether interest rate or otherwise) (valued at the termination cost thereof); (d) all outstanding obligations of such Person for the reimbursement of any obligor on any letter of credit (but, for purposes of calculating the Closing Date Indebtedness, solely to the extent such letter of credit has been actually drawn); (e) all obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property which obligation has been, or is required to be, classified and accounted for as a capital lease on a balance sheet prepared in accordance with UK GAAP; (f) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such

Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business and consistent with the Companies’ past practice; (g) all obligations secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien; (h) any obligations with respect to any factoring programs; and (i) any indebtedness or other obligations of any other Person of the type specified in any of the foregoing clauses, the payment or collection of which has been, directly or indirectly, guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss; provided, that Indebtedness shall exclude (x) Transaction Expenses and (y) Related Party Payables.

“Indemnification Notice” is defined in Section 9.5(b).

“Indemnification Response” is defined in Section 9.5(b).

“Indemnified Party” means the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable.

“Indemnifying Party” means the Person or Persons having the obligation to indemnify another Person pursuant to the provisions of Section 9.1 or 9.2, as the case may be; provided, however, that for the purpose of receiving notice in connection with a claim for indemnification by a Buyer Indemnified Party and the other procedures described in Section 9.5, the term “Indemnifying Party” shall refer to Seller Parent.

“Insurance Policies” is defined in Section 4.13.

“Intellectual Property Rights” means all rights in and to the following: (a) patents, patent applications, including all reissues, divisions, continuations, continuations-in-part, reexaminations and extensions thereof, and patent disclosures, (b) trademarks, service marks, trade names, trade dress, logos, Internet domain names, and registrations and applications for registration thereof together with all of the goodwill associated therewith, (c) copyrights (registered or unregistered) and registrations and applications for registration thereof,

(d) computer software, including source code and all documentation and program architecture associated therewith, and (e) trade secrets, inventions (whether patentable or unpatentable and whether or not reduced to practice), confidential and proprietary information, processes, methods, molds, databases, designs (whether registered or unregistered), and know-how, and any other type of proprietary intellectual property right.

“Interest” is defined in Section 2.5(c).

“Investment Act” means the Investment Canada Act (Canada), as amended.

“IP License Agreement” is defined in Section 3.2(c).

“Law” means any federal, state, national, provincial, municipal, local or other law (including common law), statute, act, regulation, ordinance, Order, constitution, convention, treaty or other requirement enacted, adopted, promulgated or applied by, or otherwise of, any Governmental Authority, including all judicial and administrative orders and determinations.

“Leased Real Property” or “Leased Real Properties” is defined in Section 4.5(a).

“Lease” or “Leases” is defined in Section 4.5(a).

“Lenders” means, collectively, Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Bank USA.

“Liens” means any mortgages, pledges, charges, title defects, security interests, easements, right-of-way, licenses, claims of any nature, options, restrictions on voting or title, rights to occupy, covenants, encroachments, or other encumbrances.

“LINPAC Group” means LINPAC Senior Holdings Limited and each of its wholly owned subsidiaries from time to time (including the Seller), but excluding the Companies.

“LINPAC Holdings” means LINPAC Senior Holdings Limited.

“LINPAC Credit Agreement” means that certain Amended and Restated Senior Facilities Agreement dated as of June 20, 2003, by and among LINPAC Holdings, Seller Parent, Deutsche Bank AG, London Branch, as senior facility agent and security agent, and the other borrowers, guarantors and lenders party from time to time thereto, as amended, modified, supplemented or restated from time to time.

“LINPAC Shareholders’ Agreement” means that certain Shareholders’ Agreement relating to LINPAC Holdings dated as of December 21, 2009, by and among LINPAC Holdings and the shareholders of LINPAC Holdings as listed therein, as amended, modified, supplemented or restated from time to time.

“Losses” means any and all damages, liabilities, assessments, losses, charges, claims, obligations, awards, judgments, Actions, assessed interest, penalties, Taxes, fees, costs and expenses (including reasonable out-of-pocket attorneys’ and other fees, costs and expenses), including all amounts paid in investigation, defense or settlement of any of the foregoing, whether or not involving a Third Party Claim and whether incurred before, at or after the Closing.

“LUHI” is defined in the Recitals.

“Management Accounts” means (a) the unaudited monthly management accounts for the Operating Companies for the year ended December 31, 201O; (b) the unaudited monthly management accounts for the Operating Companies for the year ended December 31, 2011; and (c) the unaudited monthly management accounts for the Operating Companies for the nine-month period ended September 30, 2012.

“Management Incentive Payments” means the payments payable to certain senior management personnel of the Companies as a result of the Closing under the agreements set forth on Schedule 1.l(f).

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date of this Agreement throughout which (i) Buyer shall have the Required Information and at all times during which twenty (20) consecutive Business Day period such information (A) does not contain any untrue statement of material fact or omit to state a material fact necessary in order to make such information, in light of the circumstances under which it was made, not misleading and (B) shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act, and (ii) the conditions set forth in Sections 7.1 and 7.2 shall have been satisfied (except, in the case of Section 7.2, to the extent such conditions by their nature can only be satisfied by performance at the Closing) and nothing shall have occurred and no condition shall exist that would cause, or would reasonably be expected to cause, any of the conditions set forth in Section 7.1 or 7.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during the twenty (20) consecutive Business Days of such period; provided, that (I) November 21, 2012, November 22, 2012 and November 23, 2012 shall not be considered Business Days for purposes of the Marketing Period, and if the Marketing Period has not ended prior to December 21, 2012, the Marketing Period shall not be deemed to have commenced prior to January 2, 2013 for any purpose hereunder, (II) the Marketing Period shall not be deemed to have commenced if, (x) prior to the completion of the Marketing Period, the Companies’ auditors shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Information or (y) the financial statements included in the Required Information that is available to Buyer on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until receipt by Buyer of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty (20) consecutive Business Day period, and (III) the Marketing Period shall end on any earlier date that is the date on which the Financing otherwise is obtained.

“Material Adverse Effect” means any state of facts, change, effect, event or occurrence that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to (x) the condition (financial or otherwise), results of operations, business, properties, assets or liabilities of the Companies, taken as a whole or (y) the ability of a Party to timely perform its obligations under, or consummate the transactions contemplated by, this Agreement; provided, that a Material Adverse Effect (except as provided in the foregoing clause (y)) shall not include any state of facts, changes, events, effects or occurrences occurring after the date hereof, to the extent resulting from, arising out of or attributable to (a) a downturn in general economic, business or regulatory conditions in the United States or elsewhere in the world or in any specific jurisdiction or geographical area; (b) general changes in the industries and markets in which the Companies operate that do not affect the Companies in a significantly disproportionate manner relative to other Persons engaged in business in the same industry; (c) changes in economic conditions in the United States of America, Canada or world economies, or securities or financial markets; (d) any changes in UK GAAP or accounting standards or interpretations thereof; (e) weather or any weather-related event; (f) any act of God or other calamity, national or international, political or social conditions (including the engagement by any country in hostilities, whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of any military or terrorist attack; (g) the execution or delivery of this Agreement or the transactions contemplated hereby or the public announcement thereof; (h) the failure of the Companies to meet any projections (provided, that the exception in this clause shall not prevent or otherwise affect a determination that any event, change, circumstance, occurrence, effect or state of facts underlying such failure has resulted in, or contributed to a Material Adverse Effect); or (i) changes in applicable Laws or accounting rules; provided, however, that (I) the exceptions described in clauses (a), (b), (c), (d), (e), (f) and (i) shall only apply if the changes described therein do not have a disproportionate effect on the Companies relative to other Persons operating in one or more industries in which the Companies operate, and (II) the exceptions described in clause (g) of this definition shall not apply to the use of “Material Adverse Effect” in connection with any provision of this Agreement addressing the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

“Material Contracts” is defined in Section 4.14(a).

“Mini-Basket” means $50,000; provided, however, that if the Closing shall not have occurred on or prior to the date that is forty-five (45) days after the date hereof, the amount of the Mini-Basket with respect to any claim in respect of any misrepresentation, breach or inaccuracy of any representation or warranty shall equal $100,000 if the event, occurrence or matter giving rise to such misrepresentation, breach or inaccuracy occurred after the date that is forty-five (45) days after the date hereof.

“Net Working Capital” means (a) the current assets of the Companies, including the Tax refunds described on Schedule 1.l(g), but excluding Cash, Deposits Corporate and Related Paiiy Receivables, minus (b) the current liabilities of the Companies, excluding Related Party Payables, in each case in clauses (a) and (b) determined on a consolidated basis in accordance with the Closing Date Principles; provided that no deferred Tax assets or deferred Tax liabilities (in each case, however determined, established to reflect timing differences between book and Tax income) shall be taken into account in making this Net Working Capital determination. An illustrative example of a calculation of Net Working Capital is set forth on Schedule 1.l(c).

“Non-US Plans” is defined in Section 4.9(i).

“Objection Notice” is defined in Section 2.5(b)(i).

“Operating Companies” is defined in the Recitals.

“Order” means any order, judgment, award, ruling, writ, stipulation, injunction or decree of or issued by a Governmental Authority.

“Organizational Documents” means, with respect to any entity, (a) the certificate or articles of incorporation and the bylaws, the certificate of formation and partnership agreement or operating agreement (as applicable) and (b) any documents comparable to those described in clause (a) as may be applicable to such entity pursuant to any applicable Law.

“Owned Real Property” or “Owned Real Properties” is defined in Section 4.5(a). “Party” or “Parties” is defined in the Preamble.

“Permits” means all permits, licenses, registrations, authorizations, certificates, qualifications, filings, Orders, exemptions, waivers, consents, approvals and similar documents and authorities under any Laws or issued or granted by, or filed with, any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes, assessments and other governmental levies, fees or charges that are not yet due and payable or that any Company is contesting in good faith in appropriate proceedings; (b) statutory Liens of landlords with respect to the Leased Real Property; (c) Liens of mechanics, carriers, warehousemen, repairmen, agricultural or other like Liens arising or incurred in the ordinary course of business consistent with past practice for which amounts are not due and payable and for which adequate reserves have been established; (d) Liens securing the Indebtedness of the Companies (which Liens shall be terminated on or prior to the Closing and are set forth on Schedule 3.2(e)); (e) with respect to real property, Liens reflected on the policies of title insurance policies set forth on Schedule 1.l(d); (f) with respect to properties in Canada, all other reservations, exceptions, limitations, provisos and conditions in any original grants from the crown and statutory exceptions to title; (g) survey exceptions, encroachments, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes which do not, individually or in the aggregate, materially impair the current use or occupancy of, or the value of, such Owned Real Property; (h) minor Liens that have arisen in the ordinary course of business consistent with past practice and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the use of such assets; and (j) and those Liens set forth on Schedule 1.l(e).

“Person” means any individual, corporation, partnership, limited liability company, association, trust, unincorporated entity or other legal entity.

“Personal Information” is defined in Section 6.13(d).

“Pre-Closing Tax Period” is defined in Section 6.12(a).

“Proposed Closing Statement” is defined in Section 2.5(a).

“Proposed Price Components” is defined in Section 2.5(a).

“Purchase Price” is defined in Section 2.2.

“Real Property” means collectively the Owned Real Properties and the Leased Real Properties.

“Refund Shortfall” is defined in Section 6.12(e).

“Related Party Payable” means each amount payable (whether or not due) and including accrued interest by any Company to any member of the LINPAC Group.

“Related Party Payables Amount” means the aggregate amount of all Related Party Payables, as of 11:59 p.m. (Eastern time) on the Closing Date, determined in accordance with the Closing Date Principles.

“Related Party Receivable” means each amount receivable (whether or not due) and including accrued interest by any Company from any member of the LINPAC Group.

“Related Party Receivables Amount” means the aggregate amount of all Related Party Receivables, as of 11:59 p.m. (Eastern time) on the Closing Date, determined in accordance with the Closing Date Principles.

“Related Person” means, with respect to a particular Person, each past, present and future Affiliate, beneficiary and assign of such Person, any Representative of such Person or Affiliate, any family member of any of the foregoing, and any Affiliate of any of the foregoing.

“Release” means any release, threatened release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration at, into or onto the environment, including movement or migration through or in the environment, whether sudden or non-sudden and whether accidental or non-accidental, or any release, emission or discharge as those terms are defined in any applicable Environmental Law.

“Releasees” is defined in Section 6.16.

“Representatives” means, with respect to any Person, its Affiliates and the officers, directors, principals, employees, agents, auditors, advisors, counsel, investment bankers and other representatives of such Person and its Affiliates.

“Required Information” means, as of any date, (i) such financial statements, financial data and other information regarding the Companies of the type required in Registration Statements on Form S-1 by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro fonna adjustments to be made are the responsibility of Buyer) for registered offerings of non-convertible debt securities, to the extent the same is of the type and form customarily included in private placements under Rule 144A under the Securities Act to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes (including, even if not required by SEC Regulation S-X or SEC Regulation S-K under the Securities Act, pro forma and other financial data for the pertinent last twelve (12) month periods), made on any date during the relevant period, (ii) (A) such other information required by Annex II of the Commitment Letter, including such information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Companies on any date during the relevant period and (B) drafts of such “comfort” letters which such auditors are prepared to issue upon completion of customary procedures, each in form and substance customary for high yield debt securities offerings, and (iii) all pertinent and customary (as compared to other transactions of this size and nature) information regarding the Companies customarily included in information memoranda or other marketing documents used to syndicate credit facilities of the type to be included in the Financing.

“Restricted Period” is defined in Section 6.14(a).

“Restricted Territory” is defined in Section 6.14(a).

“Restructuring” is defined in the Recitals.

“Retention Amount” means, as of any date, an amount equal to (i) in the event that the Schedule 9.1 Matter has not yet been finally resolved prior to such date, (A) subject to clause (B), $4,000,000 and (B) if (1) one or more additional claims have been made against one or more Buyer Indemnified Parties with respect to the Schedule 9.1 Matter or the initial complaint with respect to the Schedule 9.1 Matter has been amended in a manner that is materially adverse to one or more Buyer Indemnified Parties, but in either case solely to the extent the Losses with respect to the Schedule 9.1 Matter would reasonably be expected to exceed $4,000,000, and (2) Buyer shall have notified Seller in accordance with the provisions of Article IX that the amount of Losses for the Schedule 9.1 Matter exceeds $4,000,000, then such greater amount, plus (ii) an amount equal to the aggregate of all Unresolved Claims other than the Schedule 9.1 Matter, plus (iii) an amount equal to (A) at any time on or prior to the second (2nd) anniversary of the Closing Date, $2,000,000, (B) at any time after the second (2nd) anniversary of the Closing Date and on or prior to the third (3rd) anniversary of the Closing Date, $1,000,000, and (C) at any time after the third (3rd) anniversary of the Closing Date, zero.

“Review Period” is defined in Section 2.5(b)(i).

“Ropak” is defined in the Recitals.

“Ropak Canada” is defined in the Recitals.

“Ropak Central” is defined in the Recitals.

“Ropak Holdings” is defined in the Recitals.

“Ropak Holdings Related Party Payable” is defined in Section 6.12{b).

“Ropak Southwest” is defined in the Recitals.

“SAF Packs” means (a) the Standard Accounting Forms for the Operating Companies for the year ended December 31, 2010; and (b) the Standard Accounting Fonus for the Operating Companies for the year ended December 31, 2011.

“Schedule 9.1 Matter” is defined in Section 9.l(g).

“SEC” is defined in Section 6.22.

“SEC Filings” is defined in Section 6.22.

“Securities Act” is defined in Section 6.22.

“Seller” is defined in the Preamble.

“Seller Closing Certificate” means a certificate executed by a director or an executive officer of Seller certifying that the conditions set forth in Sections 7.2(a), f!tl and illhave been satisfied.

“Seller Indemnified Party” is defined in Section 9.2.

“Seller L/C” is defined in Section 6.20.

“Seller Tax Returns” is defined in Section 6.12(a).

“Seller’s Knowledge” means the actual knowledge, after reasonable inquiry, of B1ian Arnold, Simon Joseph, Jose Ruiz, Chris Perry, Jeff Bojeski, John Coggan and Gregory Toft.

“Shares” is defined in the Recitals.

“Sponsor” means Platinum Equity Partners III, L.P., a Delaware limited partnership.

“Straddle Period” is defined in Section 6.12(b).

“Straddle Period Returns” is defined in Section 6.12(b).

“Subdomain” is defined in Section 6.23.

“Subsidiary” means, with respect to any Person, any other Person of which (i) at least 50% of the outstanding voting securities or other Equity Interests are owned or controlled, directly or indirectly, by such first Person (either alone or through or together with any other subsidiary) or (ii) such Person or any other Subsidiary of such Person is a general partner or managing member.

“Surviving Obligations” is defined in Section 8.2.

“Target Net Working Capital” means $36,000,000.

“Tax” means all federal, state, national, provincial, local or foreign income, profits, estimated, gross receipts, windfall profits, severance, property, intangible property, abandoned and unclaimed property (or other property subject to escheatment laws of any jurisdiction), occupation, production, sales, use, license, excise, emergency excise, franchise, capital gains, capital stock, employment, escheat, unclaimed property, withholding, transfer, stamp, payroll, goods and services, value added, alternative or add-on minimum tax, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect thereof imposed by any Taxing Authority and any liability of another Person for any of the foregoing amounts imposed under Section 1.1502-6 of the Treasury Regulations (or any similar federal, state, local or foreign Law), as a transferee or successor, by Contract, by Law or otherwise.

“Tax Proceeding” is defined in Section 6.12(Q.

“Tax Returns” means any report, return, information return, or other information required to be supplied to a Taxing Authority or any other Person in connection with Taxes, including any information, return claim or refund, amended Tax Return and declaration of estimated Tax.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax.

“Third-Party Claim” is defined in Section 9.5(c).

“Third Person Guarantees” is defined in Section 6.17(b).

“Transaction Confidentiality Agreement” means any right or interest of Seller or any Affiliate of Seller under any confidentiality agreement with another potential purchaser of all or any part of the Business, its assets or any one or more of the Companies.

“Transaction Deductions” means the sum of all items ofloss or deduction for U.S. federal income Tax purposes resulting from or attributable to: (a) the repayment of the Related Party Payables at Closing or as contemplated by this Agreement, including any prepayment penalties and deductions for unamortized debt issuance costs, but excluding both (i) the “repurchase premium” amount within the meaning of Treasury Regulation Section 1.163-7(c) attributable to the repayment of the Ropak Holdings Related Party Payable, and (ii) the payment, if any, before the Closing Date of the $7,600,000 of PIK interest on the Related Paity Payable to which such repurchase premium relates; (b) the payment of Transaction Expenses of the Companies (but not of Buyer) in connection with the transactions contemplated hereby; and (c) payments made at Closing in the nature of compensation for U.S. federal income tax purposes, including the Management Incentive Payments.

“Transaction Documents” means this Agreement, the IP License Agreement, the Escrow Agreement and all other Contracts that are attached as exhibits to this Agreement and any and all other Contracts or instruments executed and delivered by any of the parties hereto or any Affiliate thereof in connection with the consummation of the transactions contemplated hereby.

“Transaction Expenses” means the aggregate amount of (a) any and all fees, costs and expenses (including legal, accounting, financial advisory, broker, investment banking and other advisory, transaction or consulting fees, costs and expenses); and (b) the Management Incentive Payments together with any employment and similar taxes payable by any of the Companies in connection with the Management Incentive Payments, in each case as incurred by LUHI or any Company on their own behalf or on behalf of Seller in connection with this Agreement or transactions contemplated hereby, through the Closing Date (including any such fees, costs and expenses that become payable, at any time (including after the Closing), as a result of the occurrence of the Closing), that have not, as of immediately prior to the Closing, been paid in full by or on behalf of LUHI or any Company.

“Transfer Taxes” is defined in Section 6.12(e).

“U.S. GAAP” means generally accepted accounting principles m the United State, consistently applied.

“UK GAAP” means generally accepted accounting principles in the United Kingdom of Great Britain and Northern Ireland, as consistently applied.

“Unresolved Claim” means, as of any date, any properly asserted claim for indemnification of any Buyer Indemnified Party (including any request for payment of a Refund Shortfall under Section 6.12(e)) which has been properly asserted prior to such date and remains pending and unresolved on such date.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq., as amended.